   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 23, 1999
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           77-0148208
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NUMBER)

                            3400 WEST WARREN AVENUE
                           FREMONT, CALIFORNIA 94538
                                 (510) 623-9001
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                         THE PRENTICE HALL CORPORATION
                                1013 CENTRE ROAD
                           WILMINGTON, DELAWARE 19805
                                 (302) 998-0595
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH COPIES TO:
                             DON S. HERSHMAN, ESQ.
                             BETH M. GOTTLIEB, ESQ.
                                 HOLLEB & COFF
                           55 EAST MONROE, SUITE 4100
                            CHICAGO, ILLINOIS 60603

        Approximate date of commencement of proposed sale to the public:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF                                     PROPOSED MAXIMUM        PROPOSED MAXIMUM
SECURITIES                           AMOUNT TO BE           OFFERING PRICE            AGGREGATE               AMOUNT OF
TO BE REGISTERED                      REGISTERED             PER UNIT(1)          OFFERING PRICE(1)        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock..................        8,129,290                $9.7345               $79,134,573              $15,826.91
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended. The above calculation is based on the average of the reported bid and asked prices of the common stock on the Nasdaq National Market System on February 19, 1999.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES WILL NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 23, 1999

PROSPECTUS

                                8,129,290 Shares

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                                  Common Stock

                           -------------------------

     We develop, manufacture and market laser systems for applications in ophthalmology. All of our business activities, including engineering and development, manufacturing, assembly and testing take place at our facility in Fremont, California. All of the shares of common stock offered in this prospectus are being offered by the Selling Securityholders in transactions on the Nasdaq National Market System or in privately negotiated transactions. We will not receive any of the proceeds from the sales.

     Our common stock is traded on the Nasdaq National Market System under the symbol "SNRS." On February 19, 1999, the closing price reported on the Nasdaq National Market System was $9.688 per share.

     THIS INVESTMENT IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities. They have not determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           -------------------------

               The date of this Prospectus is [FEBRUARY   , 1999]

                               TABLE OF CONTENTS

                                   PROSPECTUS

                                        PAGE
                                        ----
FORWARD-LOOKING STATEMENTS............    3
WHERE YOU CAN FIND MORE INFORMATION...    3
INCORPORATION OF INFORMATION WE FILE
  WITH THE SEC........................    4
PROSPECTUS SUMMARY....................    5
RISK FACTORS..........................    8
SELECTED FINANCIAL INFORMATION........   15
SELECTED HISTORICAL CONSOLIDATED
  FINANCIAL DATA......................   16
BUSINESS..............................   17
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   25

                                        PAGE
                                        ----
MANAGEMENT............................   35
DESCRIPTION OF CAPITAL STOCK..........   37
SHARE OWNERSHIP BY PRINCIPAL
  STOCKHOLDERS AND MANAGEMENT.........   43
USE OF PROCEEDS.......................   44
SELLING SECURITYHOLDERS...............   44
PLAN OF DISTRIBUTION..................   47
EXPERTS...............................   48
LEGAL MATTERS.........................   48
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS SUNRISE TECHNOLOGIES
  INTERNATIONAL, INC..................  F-1

                           FORWARD-LOOKING STATEMENTS

     Sunrise Technologies International, Inc. makes statements in this Prospectus and the documents incorporated by reference that are considered forward-looking statements within the meaning of the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Private Securities Litigation Reform Act of 1995 contains the safe harbor provisions that cover these forward-looking statements. We are including this statement for purposes of complying with these safe harbor provisions. We base these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including, among other things:

     - continued losses and cash flow deficits;

     - the continued availability of financing in the amounts, at the times and on the terms required to support our future business;

     - inability to receive appropriate regulatory approval from the Food and Drug Administration;

     - uncertain market acceptance of the Company's products;

     - safety, efficacy and patent concerns regarding the Company's products and technology;

     - competition;

     - reliance on key personnel;

     - changes in general economic conditions; and

     - unforeseen operational difficulties and financial losses due to year 2000 computer problems.

     Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference in this document may not occur.
                           -------------------------

     You should rely only on the information contained in the Prospectus and the documents incorporated herein by reference. We have not authorized any other person to provide you different information. Offers to sell these securities will not be allowed in jurisdictions where the offer or sale is not permitted.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" the information we file with them, which means:

     - incorporated documents are considered part of the Prospectus;

     - we can disclose important information to you by referring you to those documents; and

     - information that we file with the SEC will automatically update and supersede the Prospectus.

     We are incorporating by reference the documents listed below which were filed with the SEC under the Exchange Act:

     - Annual Report on Form 10-K for the year ended December 31, 1997, including the portions of our proxy statement, dated June 18, 1998, incorporated by reference in such report;

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

     - Current Report on Form 8-K, dated December 4, 1998; and

     - Current Report on Form 8-K, dated January 1, 1999.

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of the Prospectus but before the end of the offering:

     - Reports filed under Sections 13(a) and (c) of the Exchange Act;

     - Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

     - Any reports filed under Section 15(d) of the Exchange Act.

     You may request a copy of these filings, at no cost, by contacting us at the following address or phone number:

       Sunrise Technologies International, Inc.
       Attn: Timothy A. Marcotte
       Vice President, Finance and Chief Financial Officer
       3400 West Warren Avenue
       Fremont, California 94538
       Tel: (510) 623-9001
       http://www.sunrise-tech.com

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information contained elsewhere in this Prospectus.

                                  THE COMPANY

     We develop, manufacture and market laser systems for applications in ophthalmology. All of our business activities, including engineering and development, manufacturing, assembly and testing take place at our facility in Fremont, California.

     Since mid-1992, we have focused a significant portion of our efforts on engineering and development of our holmium laser corneal shaping product or process. This process, known as Laser Thermal Keratoplasty (the "LTK System"), treats refractive errors of the eye, such as hyperopia (farsightedness) and presbyopia (age-related loss of near focusing ability). The LTK System is based upon patented technology acquired in our acquisitions of in-process technology from Laser Biotech, Inc. and Emmetropix Corporation in 1992. The LTK System is currently undergoing premarket clinical studies in the United States as required by the Food and Drug Administration (the "FDA"). Prior to this time, we were primarily a developer and manufacturer of dental laser systems. See "Business."

     Our working capital is seriously depleted due to our substantial losses in the past seven years. Sales of our existing ophthalmic products at current levels will not be sufficient to sustain the continued development and regulatory licensing of the LTK System. We have been able to raise additional working capital for all aspects of our business through the private placement of our Common Stock and convertible notes with warrants. These private placements raised $15,296,000 in 1994, 1995 and 1996 in new equity for the Company.

     We also raised approximately $3,700,000 in the form of promissory notes with warrants in 1997 (the "1997 Notes Placement"), approximately $9,300,000, net of offering costs, in the form of promissory notes with warrants in January 1998 (the "1998 Notes Placement"), approximately $11,800,000, net of offering costs, from the sale of Common Stock in December 1998 (the "1998 Equity Offering") and $10,000,000, net of offering costs, in the form of promissory notes with warrants in January 1999 (the "1999 Notes Placement").

     The Company was incorporated in 1987 under the laws of the State of California and was reincorporated in 1993 under the laws of the State of Delaware. Our principal executive offices are located at 3400 West Warren Avenue, Fremont, California 94538; telephone (510) 623-9001.

                              RECENT DEVELOPMENTS

SUBSEQUENT EVENTS

     On February 22, 1999, the Company issued the press release reporting unaudited financial results for the fourth quarter and year ended December 31, 1998.

     Revenues for the fourth quarter ended December 31, 1998 totaled $90,000 compared to $300,000 for the same period in 1997. Net loss was $4,886,000, or $0.14 per share, in the fourth quarter of 1998 compared to net loss of $2,511,000, or $0.08 per share, in the comparable period of 1997.

     Revenues for the year ended December 31, 1998 totaled $594,000 compared to $2,839,000 for the same period in 1997. Operating expenses for the year ended December 31, 1998 were $12,718,000 compared to $7,368,000 for the comparable period in

1997. Net loss was $17,821,000, or $0.52 per share, for the year ended December 31, 1998, compared to a net loss of $6,618,000, or $0.23 per share, in the comparable period of 1997. Approximately 33% of the $17,821,000 of the 1998 net loss, or $0.17 per share, was attributable to non-cash expenses associated with the 1997 Notes Placement and the 1998 Notes Placement, warrants issued in connection with such financings and warrants issued to consultants of the Company in lieu of cash. Approximately $1,968,000 of the Company's 1997 revenues, $1,980,000 of the Company's 1997 operating expenses and $1,750,000 of the Company's 1997 net loss was attributable to the sale of the Company's dental business in June 1997.

ISSUANCE OF 1999 CONVERTIBLE NOTES

     In January 1999, we issued and sold, without registration under the Securities Act of 1933 (the "Securities Act"), an aggregate gross principal amount of $10,000,000 of convertible subordinated notes due 2001 (collectively the "1999 Notes") and accompanying warrants to purchase Common Stock (collectively, the "1999 Warrants"). The 1999 Notes are convertible into shares of the Company's Common Stock at predetermined prices, bear interest at the rate of 5% payable-in-kind semi-annually (additional convertible notes), and contain certain conversion features. The single purchaser of the 1999 Notes will be required, on the date the Company receives conditional approval from the Ophthalmic Devices Panel of the FDA related to the pre-market approval application filed by the Company with the FDA in December 1998 related to the LTK System (the "Panel Approval"), to convert one-half of the principal amount of the 1999 Notes into shares of the Company's Common Stock at a conversion price of $4.00 per share. The investor will also be required, on the date the Company receives FDA approval to market the LTK System in the United States (the "FDA Approval"), to convert the remaining portion of the 1999 Notes into shares of Common Stock at a conversion price of $8.00 per share.

     Warrants to purchase 148,950 shares of the Company's Common Stock were issued in conjunction with the 1999 Notes with an exercise price of $.01 per share and an expiration date of December 31, 2003. The 1999 Warrants issued had a fair value of approximately $5.93 per Warrant at the time of issuance. The fair value of the 1999 Warrants will be reflected as additional consideration for the 1999 Notes, recorded as a discount on the debt and accreted as interest expense to be amortized over the life of the 1999 Notes.

PRIVATE EQUITY OFFERING

     On December 4, 1998, we completed a private placement of approximately $11,800,000 of our Common Stock. The subscription price per share was $3.50, which represented a 20% discount from the average of the closing sale price of the Company's Common Stock, as reported on the Nasdaq National Market System ("Nasdaq NMS"), on each of the last ten consecutive Nasdaq NMS trading days in October 1998. $5,000,000 of the proceeds from the 1998 Equity Offering were received in the form of promissory notes due on March 15, 1999 bearing interest at a rate of 9% per annum.

ISSUANCE OF 1998 CONVERTIBLE NOTES

     In January 1998, we issued and sold, without registration under the Securities Act in the 1998 Notes Placement, an aggregate gross principal amount of approximately $9,300,000 of our redeemable convertible notes due 2001 (collectively, the "1998 Notes") and accompanying warrants to purchase Common Stock (collectively, the "1998 Warrants"). The 1998 Notes are convertible at any time, at the option of the holder, bear interest at the rate of 12%, payable in-kind semi-annually (additional convertible notes), and convert at a price of $3.00 per share. We have an option to extend the 1998 Notes for an additional two years for additional warrant consideration. Warrants to purchase 1,870,000 shares of the Company's Common Stock were issued as part of the 1998 Notes Placement with an exercise price of $3.00 per share and an expiration date of January 2003. The 1998 Warrants issued had a fair value of approximately $1.87 per Warrant at the time of issuance. The fair value of the 1998 Warrants has been reflected as additional consideration for the 1998 Notes, recorded as a discount on the debt and accreted as interest expense to be amortized over the life of the 1998 Notes.

SALE OF DENTAL BUSINESS

     On June 26, 1997, we sold substantially all of our assets associated with the dental laser, air abrasion and composite curing systems to Lares Research, a California corporation ("Lares"). At closing, Lares delivered to us $4,000,000 in cash and a promissory note in the amount of $1,500,000 (the "Lares Note"). Although we anticipate collecting interest and principal on the Lares Note, we may not be able to collect the money due to the subordination of the Lares Note to its bank. We intend to recognize proceeds from the sale and interest on the Lares Note as cash is received. Before the sale of the dental assets, a substantial portion of our revenues (98% in 1996 and 80% for the first six months of 1997) were derived from the domestic and international sales of our dental products. However, operation of the dental business contributed to our substantial losses in each of the five years ending December 31, 1997.

     We used the net proceeds from the sale of the dental assets primarily for clinical trials for our ophthalmic products, including the LTK System.

                          THE SELLING SECURITYHOLDERS

     The Offered Shares were acquired by the Selling Securityholders through investment in the 1997 Notes Placement, the 1998 Equity Offering or the 1999 Notes Placement. Absent registration under the Securities Act, the Offered Shares are subject to certain limitations on resale. The Registration Statement, of which this Prospectus forms a part, has been filed in satisfaction of certain registration rights granted by us to the Selling Securityholders.

     As of the date of this Prospectus, 3,741,770 of the Offered Shares have not been issued by the Company but may be issued at any time upon conversion of the notes or exercise of the warrants described above by certain Selling Securityholders. See "Selling Securityholders."

                              PLAN OF DISTRIBUTION

     The Offered Shares may be offered for sale and sold from time to time by the Selling Securityholders in transactions on the Nasdaq NMS (or any national securities exchange or interdealer quotation system on which the Common Stock may be listed), or in privately negotiated transactions (which may include block transactions) or otherwise. In addition, the Selling Securityholders may engage in short sales and other transactions in the Common Stock or derivatives, and may pledge, sell, deliver or otherwise transfer the Offered Shares in connection therewith. This Prospectus may be used by the Selling Securityholders or by any broker-dealer who may participate in sales of the Offered Shares. Participating broker-dealers may act as agents or principals or both and may receive commissions, discounts or concessions in connection with sales or other transfers of the Offered Shares.

                                  RISK FACTORS

     The following factors should be considered carefully in evaluating an acquisition of Common Stock.

HISTORY OF LOSSES; PROFITABILITY UNCERTAIN; CASH FLOW DEFICITS

     We have incurred substantial losses, which have depleted our working capital and reduced stockholders' equity. In addition, our business will continue to be a significant consumer of cash, as our revenues will not be sufficient to cover our operating costs, unless and until FDA approval is obtained to permit domestic sale of the LTK System. We filed the premarket approval application for low hyperopia ("PMA") with the FDA on December 14, 1998. On February 1, 1999, the FDA determined that the PMA is suitable for filing. FDA approval, however, is not expected until the second-half of 1999, at the earliest.

     Our negative cash flows have been funded during 1996, 1997 and 1998 by the sale of additional equity and convertible debt with warrants. At December 31, 1997, cash and cash equivalents for the Company were approximately $1,958,000. At December 31, 1998, after consummation of the 1998 Notes Placement (approximate net proceeds of $9,300,000) and the 1998 Equity Offering (approximate net proceeds of $11,800,000), cash and cash equivalents of the Company were approximately $10,000,000. Notwithstanding the proceeds of the 1999 Notes Placement, the Company may be required to raise additional working capital during 1999 to fund its activities for late 1999 and beyond. Any additional equity or debt offerings will dilute the holdings of the Company's stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements attached hereto.

CONTINUING LOSSES EXPECTED

     We expect to report operating losses during 1998 and beyond. The losses will come primarily from the expenses of the FDA approval process and underlying clinical studies related to the LTK System. We will not have any domestic revenues from this product line unless and until we obtain the FDA approval. Our international revenues will not be sufficient to cover the cost of the approval process or our general operating expenses.

DILUTION

     Stockholders of the Company have no preemptive rights. In the event the
Company: (i) commences a subsequent public or private offering of its shares of Common Stock or of convertible debt or Preferred Stock; or (ii) issues Preferred Stock or shares of Common Stock upon exercise of warrants to consultants or other parties providing goods or services to the Company in lieu of or in addition to cash consideration, stockholders who do not participate in any future stock issuance will experience dilution of their equity investment in the Company. If we raise additional working capital during 1999 to fund our operations, such additional equity or debt offerings will dilute the holdings of the stockholders. At this time, we cannot determine the potential dilution to our stockholders.

     We cannot assure that additional financing will be available, or if available, that it will be available on terms favorable to us and our stockholders. If funds are not available to satisfy our short-term and long-term operating requirements, we may limit or suspend our operations in the entirety or, under certain circumstances, seek protection from creditors. In this regard, our recent debt and equity offerings contained terms adverse to our then existing stockholders. We believe that future financings undertaken prior to the commencement of sales of the LTK System in the United States will contain terms that could result in similar or more substantial dilution than that incurred by our stockholders from the 1998 Notes Placement, the 1998 Equity Offering or the 1999 Notes Placement. See "Regulatory Matters -- FDA Approval of the LTK System" in this Section.

REGULATORY MATTERS -- FDA APPROVAL OF THE LTK SYSTEM

     The FDA and similar health authorities in foreign countries extensively regulate our activities. The FDA regulates the LTK System, under the Food, Drug & Cosmetic Act, as a Class III medical device. Class III medical devices must have a PMA approved by the FDA prior to commercial sale in the United States. The PMA process (and underlying clinical studies) is lengthy, the outcome is difficult to predict and the process requires substantial commitments of our financial resources and management's time and effort. Delays in obtaining or failure to obtain required regulatory approvals or clearances in the United States and other countries would postpone or prevent the marketing of the LTK System and other devices and would impair our ability to generate funds from operations, which in turn would have a material adverse effect on our business, financial condition and results of operations. In addition to analyzing the LTK System itself, the FDA may also evaluate public disclosures made by us regarding the LTK System, as part of the review and approval process. In this regard, we received in early September 1998 a letter from the FDA stating that recent press releases contained certain prohibited representations. The FDA did not require us to respond to the letter, however, we no longer include the items described in the FDA letter in our public disclosures. We submitted the PMA on December 14, 1998 to the FDA and we received notification from the FDA in a letter dated January 28, 1999 that our application has been accepted for filing.

     We cannot assure that it will be able to obtain in a timely manner, if at all, the required approval of its PMA in the United States for intended uses of the LTK System, or for any other devices which we may seek approvals or clearances. The FDA will subject us to pervasive and continuing regulation for any products that we manufacture or distribute.

     As of February 2, 1999, a new FDA regulation requires the Company to disclose the financial interests of our clinical investigators in the Company. This new regulation applies to all PMAs submitted on or after February 2, 1999. The purpose of this new regulation is to assist the FDA in determining if, and to what extent, the clinical studies supporting the marketing applications may have been subject to investigator bias. Substantially all of the Company's 11 current clinical investigators of the LTK System have financial interests in the Company meeting the threshold for disclosure under this new FDA regulation. We believe that the results of the clinical investigations have not been biased by these interests. It is not possible to predict, however, what impact, if any, the disclosure of these interests would have on the FDA's review of the PMA the Company submits for the LTK System. We submitted all of our clinical data used to support the PMA submission to an independent audit to determine if any investigator bias exists.

     We received a CE (European Community) mark of approval on our LTK device that allows for sale of the device in these countries. In addition to the CE Mark, however, some foreign countries may require separate individual foreign regulatory clearances. Although our products have been sold in approximately 15 countries, sales of the LTK System require rigorous regulatory approvals before being sold in the United States and

Japan. We cannot assure that we will be able to obtain regulatory clearances for our products in the United States or foreign markets.

UNCERTAIN MARKET ACCEPTANCE OF THE LTK SYSTEM

     Although we have another ophthalmic laser product, the gLase 210, we intend to continue to concentrate our efforts primarily on the development of the LTK System. Therefore, we will be dependent upon the successful development of that system to generate revenues. The LTK System has not yet been introduced commercially in the United States. There can be no assurance that if approved by the FDA, such system will be accepted by either the ophthalmic community or the general population as an alternative to existing methods of treating refractive vision disorders. Many ophthalmologists may have already invested significant time and resources in developing expertise in other corrective ophthalmic techniques. Acceptance of the LTK System may be affected adversely by its costs, concerns related to its safety and efficacy, the general resistance to use of laser products on the eye, the effectiveness of alternative methods of correcting refractive vision disorders, the lack of long-term follow-up data and the possibility of unknown side effects. Promotional efforts by suppliers of products or procedures which are alternatives to the LTK System, including eyeglasses, contact lenses and laser and non-laser surgical procedures, may also adversely affect the marketplace for the LTK System. Our failure to achieve broad market acceptance of the LTK System will have a material adverse effect on our business, financial condition and results of operations.

SAFETY AND EFFICACY CONCERNS; LACK OF LONG-TERM FOLLOW-UP

     We have developed limited clinical data on the safety and efficacy of the LTK System in correcting hyperopia (farsightedness) and related long-term data. The FDA has not yet determined whether the LTK System will prove to be safe or effective for the predictable and reliable treatment of hyperopia or other common vision problems. Potential complications and side effects reported in studies to date from the use of the LTK System include mild foreign body sensation, temporary increased light sensitivity, modest fluctuations in refractive capabilities during healing, unintended over or under-corrections, regression of effect and induced astigmatism. We cannot assure that long-term safety and efficacy data when collected will be consistent with the clinical trial results previously obtained or will demonstrate that the LTK System can be used safely and successfully to treat hyperopia in a broad segment of the population on a long-term basis.

PATENT CONCERNS

     We hold United States process and apparatus patents for the use of holmium lasers in non-destructive cornea shaping, although process and apparatus patents relating to shaping the cornea with holmium lasers have been issued to others. Generally, an apparatus patent contains claims to a new and useful machine or device. A process patent generally contains claims to a new and useful process, art or method, which may include a new use of a known process, machine, manufacture, composition of matter or material. The Company believes it is not infringing on any patents held by others; however, if patents held by others were adjudged valid and interpreted broadly in an adversarial proceeding, they could be deemed to cover one or more aspects of our holmium laser corneal shaping systems, use of the LTK System or other procedures. Any claims for patent infringement could be time-consuming, result in costly litigation, divert technical and management personnel or require us to develop non-infringing technology or to enter into royalty or licensing agreements. We cannot assure that we will not be subject to one or more claims for patent infringement, that we would prevail in any such action or that our patents will afford protection against competitors with similar technology.

     In the event the LTK System is adjudged to infringe, directly or indirectly, a patent in a particular market, the Company may be enjoined from making, using and selling such system, be required to pay damages, or be required to obtain a royalty-bearing license, if available, on acceptable terms. Alternatively, in the event a license is not offered or available, the Company may be required to redesign those aspects of the LTK System held to infringe, directly or indirectly, so as to avoid such infringement. Any redesign could delay reintroduction of our products into certain markets, or may be so significant as to be impractical. If redesign efforts were impractical, we could be prevented from manufacturing and selling the infringing products, which would have a material adverse effect on our business, financial condition and results of operations.

LOSS OF AVAILABILITY OF KEY SYSTEM COMPONENTS

     Although some of the parts and components used by the Company in producing our products are available from multiple sources, the Company currently purchases each of its components from a single source in an effort to obtain volume discounts. Lack of availability of any of these parts and components could result in production delays, increased costs or costly redesign of our products. The Company continually evaluates ways to minimize any impact to its business from any potential part or component shortage through inventory stockpiling and design changes to afford opportunities for multiple sources of supply for these key components. In addition, we attempted to negotiate with the University of Miami to reach agreement regarding the non-exclusive use of a component of the delivery system used in the LTK System which is possibly covered by a patent owned by the University and, possibly, licensed to another party. The Company believes that it will be able to make arrangements with the University. If, however, we are unable to conclude negotiations with the University successfully, we may have no rights in the delivery system presently configured in the LTK System. If we are forced to redesign the LTK System, such redesign efforts could be time consuming, expensive and prolong FDA review. Any loss of availability of a key system component could result in a material adverse change to our business, financial condition and results of operations.

COMPETITION

     The vision correction industry is intensely competitive. The significant competitive factors in the industry include price, convenience, success relative to vision correction, acceptance of new technologies, patient satisfaction and government approval. Patients with hyperopia (farsightedness) can achieve vision correction with eyeglasses, contact lenses and possibly with other technologies and surgical techniques currently under development, such as corneal implants, human lens replacement, intra-ocular implantable contact lenses and surgery using different types of lasers. The success of any competing alternative to the LTK System for treating hyperopia could have a material adverse effect on our business, financial condition and results of operations. Most of our competitors have substantially greater financial capabilities for product development and marketing than we do, which may enable such competitors to market their products or procedures to the consumer and to the ophthalmic community in a more effective manner.

     The excimer laser is the dominant laser used for the treatment of refractive disorders. In the United States, VISX, Inc. and Summit Technologies, Inc. are the leading manufacturers of excimer refractive surgical systems. While we believe the LTK System offers several distinct advantages over the use of excimer lasers for treating hyperopia, including ease of use and decreased invasiveness, both VISX and Summit have significantly greater financial resources than the Company and have received FDA approval for their respective excimer laser products for treating myopia (nearsightedness) and astigmatism. In addition, certain of our competitors, including Summit, have developed LTK devices for the treatment of hyperopia and one of the Company's competitors, VISX, has received FDA approval to treat hyperopia in the United States with its excimer laser. The Company believes its LTK System is superior to those of its competitors and that use of Summit's holmium laser system for LTK may violate certain of the Company's patents. None of our competitors is currently engaged in United States clinical trials to approve their LTK devices for treating hyperopia.

     Although neither the Summit excimer laser products nor the Summit LTK devices are currently approved for treating hyperopia in the United States and Summit discontinued its clinical trials for treating hyperopia with its holmium laser system in 1996, any alternative treatment offered by VISX or Summit will have a competitive advantage because of the name recognition being created by the current promotion of their excimer laser products for correcting myopia (nearsightedness) using lasers and the fact that VISX and Summit have been able to establish a base of customers that are currently using their products. See "Business -- Competition."

     We believe the potential use of our process of shrinking collagen is more attractive than competitive methods of treating certain refractive errors because the Company's products can address refractive error with minimal invasiveness to the cornea. We cannot assure, however, that our method can be reduced to practice using a reliable laser system, or that we will receive regulatory approvals or successfully market such a product.

RELIANCE ON KEY PERSONNEL

     Our principal executive officers have extensive experience in ophthalmic research, development and sales. The loss of the services of any of the Company's executive officers or other key personnel, or our failure to attract and retain other skilled and experienced personnel on acceptable terms, could have a material adverse effect on our business, results of operations and financial condition.

LOSS OF DENTAL REVENUES

     Prior to the sale of the dental assets in June 1997, the Company's revenues were substantially derived from the sale of its dental laser and air abrasive products. These sales represented 98% and 69% of the Company's revenues in 1996 and 1997, respectively. By selling the dental assets, we lost a significant source of continued revenue, although the dental assets made a negative contribution to our financial results.

POTENTIAL ANTI-TAKEOVER EFFECTS

     The provisions of the Company's Certificate of Incorporation, as amended; the Company's Bylaws, as amended; and the Delaware General Corporation Law (the Delaware Law) may have the effect of delaying, discouraging, inhibiting, preventing or rendering more difficult an attempt to obtain control of the Company by means of a tender offer, business combination, proxy contest or otherwise. These provisions include the charter authorization of "blank check" preferred stock, classification of the Board of Directors, a restriction on the ability of the stockholders to take actions by written consent and a Delaware Law provision imposing restrictions on business combinations with certain interested parties.

     In addition, we adopted a Stockholder Rights Plan (the "Rights Plan") in which each issued and outstanding share of the Company's Common Stock has associated with it one right to purchase a share of the Company's Common Stock from the Company (the "Rights") at a price of $20, subject to adjustment. The Rights will be exercisable if a person or group: (i) acquires beneficial ownership of 15% or more of the Company; or (ii) commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Common Stock. We will be entitled to redeem the Rights at $.001 per Right at any time until ten days following a public announcement that a 15% position has been acquired. See "Description of Capital Stock."

VOLATILITY OF STOCK PRICE

     Quarterly fluctuations in the Company's operating results, announcements by the Company or our competitors of technological innovations or new product introductions and other factors may affect the market price of the Company's Common Stock. If revenue or earnings in any quarter fail to meet expectations of the investment community, there could be an immediate impact on our stock price. In addition, the stock market has from time to time experienced extreme price and volume fluctuations, particularly among stocks of high technology companies, which on occasion have been unrelated to the operating performance of particular companies. Factors not directly related to our performance, such as negative industry reports or disappointing earnings announcements by publicly-traded competitors, may have an adverse impact on the market price of the Company's Common Stock.

YEAR 2000 COMPLIANCE

     We are aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The "Year 2000" problem is pervasive and complex because virtually every computer operation will be affected in the same way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is utilizing both internal and external resources to identify, correct or reprogram, and test its systems for Year 2000 compliance. As of September 30, 1998, the estimated costs of these reprogramming efforts have been approximately $250,000. It is currently expected that the remaining costs to complete these reprogramming efforts will be less than $100,000. It is anticipated that all of our reprogramming efforts will be completed by March 31, 1999, allowing adequate time for testing. This process includes obtaining confirmations from our primary vendors that plans are being developed or are already in place to address processing of transactions in the year 2000. These confirmations are expected to be obtained in writing by the Company prior to June 30, 1999. However, there can be no assurance that the systems of other companies on which our systems rely will also be converted in a timely manner, or that any such failure to convert by another company would not have a material adverse effect on our business, financial conditions or results of operations.

     We believe that we do not have a Year 2000 problem with our products that have been sold in the past, however, we have not performed an extensive review of these systems and are unlikely to be able to complete a review prior to January 1, 2000. In addition, the Company is designing a new product to replace its existing LTK System that is being designed to properly recognize date-sensitive information for the Year 2000 and beyond. Although we plan to perform extensive testing of our new product, we cannot assure that the new system will function properly until it is deployed in the field and subjected to extensive use. Any malfunction of a deployed system could have a material adverse effect on our business, financial condition or results of operations.

     The Company is not expecting to have a material accounts receivable exposure, or significant amount of revenues with any one customer after December 31, 1999 and, therefore, verification of customer Year 2000 compliance is not being pursued by us at this time. Any failure to pay in a timely manner, or place orders for our products, by a significant number of individual customers or by a customer with a material accounts receivable balance, due to Year 2000 compliance issues would have material adverse effects on our business, financial condition or results of operations.

     We are currently developing a contingency plan to evaluate business disruption scenarios, coordinate the establishment of Year 2000 contingency plans, and identify and implement the strategies. This detailed contingency plan is expected to be completed by June 30, 1999.

                         SELECTED FINANCIAL INFORMATION

     The statement of operations data set forth below with respect to the fiscal years ended December 31, 1995, 1996 and 1997 and the balance sheet data at December 31, 1996 and 1997 are derived from, and are qualified by reference to the Company's audited financial statements included elsewhere in this Prospectus and should be read in conjunction with those financial statements and the notes thereto. The statement of operations data for the years ended December 31, 1993 and 1994 and the balance sheet data at December 31, 1993, 1994 and 1995 are derived from audited financial statements not included in this Prospectus. The statements of operations data for the nine months ended September 30, 1997 and 1998 and the balance sheet data at September 30, 1998 are derived from unaudited financial statements. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of results to be expected for the full fiscal year.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                             NINE MONTHS ENDED
                                                   FISCAL YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                           -----------------------------------------------   ------------------
                                            1993      1994      1995      1996      1997      1997       1998
                                           -------   -------   -------   -------   -------   -------   --------
HISTORICAL STATEMENT OF OPERATIONS DATA:
  Net revenues...........................  $11,860   $ 7,578   $ 5,294   $ 5,654   $ 2,839   $ 2,539   $    504
  Gross profit...........................    5,009     1,340     1,637     1,638       293       380       (995)
  Loss from operations...................   (6,452)   (6,917)   (4,187)   (6,020)   (7,075)   (4,842)   (10,002)
  Gain on sale of dental assets (1)......       --        --        --        --     1,740     1,740         --
  Interest income........................       82         7        69        65        99        74        289
  Interest expense.......................      (22)       --       (12)      (13)   (1,376)   (1,080)    (3,222)
  Other expense..........................       --        --        --        --        (6)       --         --
  Tax expense............................     (232)       --        --        --        --        --         --
  Net loss...............................   (6,624)   (6,910)   (4,130)   (5,968)   (6,618)   (4,108)   (12,935)
  Net loss per share, basic and diluted
    (2)..................................    (0.74)    (0.68)    (0.28)    (0.23)    (0.23)    (0.15)     (0.38)
  Shares used in calculation of basic and
    diluted net loss per share (2).......    8,955    10,129    14,935    26,414    28,550    27,896     33,707

                                                                     DECEMBER 31,
                                                      ------------------------------------------   SEPTEMBER 30,
                                                       1993     1994     1995     1996     1997        1998
                                                      ------   ------   ------   ------   ------   -------------
HISTORICAL BALANCE SHEET DATA:
  Working capital...................................  $1,965   $1,101   $4,541   $1,073   $1,382      $ 3,727
  Total assets......................................   5,511    3,822    6,689    3,741    2,949        7,233
  Long-term obligations.............................      18       --       --       --      945        6,867
  Total stockholders' equity (deficit)..............   2,708    1,357    4,745    1,272      849       (2,587)

-------------------------
(1) See Note 6 of Notes to Consolidated Financial Statements.

(2) See Note 1 of Notes to Consolidated Financial Statements.

                                    BUSINESS

OVERVIEW

     Sunrise Technologies International, Inc. (the "Company") develops, manufactures and markets laser systems for applications in ophthalmology. All of the Company's business activities, including engineering and development, manufacturing, assembly and testing, take place at the Company's facility in Fremont, California. Prior to June 26, 1997, the Company developed, manufactured and marketed lasers and air abrasion cavity preparation systems for use in dentistry. On June 26, 1997, the Company sold its dental business and assets to Lares Research of Chico, California for $4,000,000 in cash and $1,500,000 in interest-bearing notes due in June 2000 and June 2001.

     Since mid-1992, the Company has focused a significant portion of its efforts on engineering and development of its holmium laser corneal shaping product or process, known as Laser Thermal Keratoplasty (the "LTK System"), for the treatment of refractive error of the eye, such as hyperopia (farsightedness) and presbyopia (age-related loss of near focusing ability). Until late 1998, refractive surgery in the United States, outside of certain clinical studies, was solely for the treatment of myopia. Myopia is a refractive disorder that the Company has not targeted to treat with its LTK System due to the lack of available resources to pursue that market segment and also due to the number of competitors already offering products to treat that condition. The Company saw the treatment of hyperopia and presbyopia as potentially large markets for products based on its technology. These markets were not being well served by other companies with products or potential products for refractive surgery. The combination of these factors led the Company to focus its efforts on hyperopia and presbyopia. The LTK System is based on patented technology acquired in the Company's acquisitions of in-process technology from Laser Biotech, Inc. ("Laser Biotech") and Emmetropix Corporation ("Emmetropix") in 1992. See Products -- LTK System in this Section.

     The Company has incurred substantial losses in the past seven years, which have seriously depleted its working capital. Sales of its existing ophthalmic products at current levels will not be sufficient to sustain the continued development and regulatory licensing of the LTK System. The Company has been able to raise additional working capital for all aspects of its business through the private placement of its Common Stock and convertible notes with warrants. These private placements raised $15,296,000 in 1994, 1995 and 1996 in new equity for the Company, approximately $3,700,000 in the form of promissory notes with warrants in 1997 (the "1997 Notes Placement"), approximately $9,300,000, net of offering costs, in the form of promissory notes with warrants in January 1998 (the "1998 Notes Placement") approximately $11,800,000, net of offering costs, from the sale of Common Stock in December 1998 (the "1998 Equity Offering") and $10,000,000, net of offering costs, in the form of promissory notes with warrants in January 1999 (the "1999 Notes Placement").

     The Company was incorporated in 1987 under the laws of the State of California and was reincorporated in 1993 under the laws of the State of Delaware.

PRODUCTS

LTK System

     In April 1992, the Company acquired Laser Biotech through a merger of a wholly-owned subsidiary of the Company with Laser Biotech (the "Merger"). Laser Biotech was founded in 1986 by Bruce J. Sand, M.D., FACS, to research and develop a precision laser instrument for eye surgery. In connection with the Merger, the Company also acquired certain patent and patent applications held by Dr. Sand covering a patented technique for reshaping the cornea using a laser. The LTK System alters the shape of the cornea to correct refractive disorders such as hyperopia and presbyopia without removing corneal tissue. The procedure employs a laser to shrink, selectively, the collagen in the cornea, changing the curvature of the cornea and thereby changing the refractive power of the eye. By comparison, excimer laser systems for corneal reshaping developed by Summit and VISX remove parts of the cornea to achieve changes in refraction. Laser Biotech conducted pre-clinical studies to gain preliminary information on the efficacy and safety of the product, which resulted in positive indications that the LTK System could be applied successfully and safely to correct certain refractive error.

     In May 1992, the Company acquired substantially all of the in-process technology of Emmetropix, including an assignment of certain patent applications and related technology from an Emmetropix shareholder which the Company believes may be useful in the further development of the LTK System.

     The Company received an Investigational Device Exemption ("IDE") from the FDA to begin Phase I clinical trials of the LTK System on human subjects in the first quarter of 1992. Phase I trials commenced in June 1992 using a prototype LTK System designed and developed by the Company. The Company completed Phase I of the clinical work for the LTK System and filed its results with the FDA in June 1993. In September 1993, the Company received clearance to begin Phase IIa clinical trials for the treatment of hyperopia. The trials were conducted at the Doheny Eye Institute at the University of Southern California and Baylor University and were completed in November 1994. In February 1995, the Company filed its request with the FDA to commence Phase IIb clinical trials. In a March 1995 letter, the FDA cited various deficiencies in the Company's February letter and requested additional information. In December 1995, the Company submitted the requested additional information. In January 1996, the FDA responded to the Company's submittal by requesting current follow-up data on all Phase IIa patients. In March 1996, the Company provided the FDA with current follow-up data on the Phase IIa patients. On September 5, 1996, the FDA authorized the Company to treat an additional 100 subjects at five United States locations in a continuation of Phase IIa clinical trials using a treatment algorithm developed by the Company in the course of the initial Phase IIa clinical trials and in the course of studies conducted by ophthalmologists in Mexico, Germany, Belgium, Italy and Canada. On March 31, 1997, the Company added three new investigators to its Phase IIa clinical study for hyperopia. On July 18, 1997, the Company received FDA approval to treat the fellow eye of patients who had one eye treated as part of the clinical trial for hyperopia six months after the first eye was treated. On August 7, 1997, the Company received approval from the FDA to treat an additional 100 patients as part of its Phase IIa clinical trial for hyperopia, bringing the total patients approved for treatment to 228.

     On November 19, 1997, the Company completed enrollment in its Phase IIa clinical trial for hyperopia and also received approval to begin Phase III of its clinical trial for hyperopia with an additional 200 patients to be treated at the existing eight clinical sites and up to seven additional clinical sites. The Company has added three clinical sites, bringing the total to 11 sites. On February 24, 1998, the Company announced that it had received approval to treat the fellow eye of patients enrolled in its clinical study for hyperopia on the same day, as opposed to the earlier requirement to wait six months before treating fellow eyes. On June 30, 1998, the Company announced that it had completed enrollment for the Phase III investigation, the final phase of the study for treatment of low to moderate hyperopia. As of January 29, 1999, 400 primary eyes and 276 fellow eyes have been treated on 400 patients.

     On March 24, 1998, the Company announced that it had received approval to initiate a new clinical study to treat patients with the LTK System who were overcorrected after receiving treatment for myopia (nearsightedness) from other companies' excimer laser systems. The Company has treated three eyes of there patients under this clinical study.

     On October 8, 1997, the Company received approval to re-treat patients in its clinical study. As of January 29, 1999, eight eyes of eight patients have been re-treated.

     On September 25, 1997, the Company received approval to treat 60 patients at four sites for the condition known as presbyopia. Presbyopia is the age-related loss of near vision. The Company's clinical trial will employ a technique known as monovision to treat presbyopia. A patient with monovision utilizes one eye primarily for distance vision and the other eye primarily for reading, or near vision. A fifth site was added on March 30, 1998. On October 8, 1998, the Company received approval to treat an additional 20 patients in its expanded clinical trial for presbyopia. As of January 29, 1999, the Company has treated 60 patients under this clinical study.

     In addition, clinical trials were initiated outside the United States in early 1993 and are ongoing. The Company has obtained FDA clearance to export the LTK System to most European countries, Turkey, Saudi Arabia, Canada, Mexico, Brazil, China, Korea, Hong Kong, the Bahamas, South Africa and other countries, although such sales are subject to the individual regulatory authority of each country. Following regulatory approvals, the Company commenced marketing the LTK System overseas, primarily in Europe, for the treatment of hyperopia and astigmatism in December 1993.

     As of the January 29, 1999, the Company has treated approximately 759 eyes with the LTK System in its United States clinical trials. On December 14, 1998, the Company submitted its PMA to the FDA. See "Government Regulation" and Patents and Licenses in this Section and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The LTK System incorporates the Sun 1000, a holmium laser system, into a delivery system that is built into a standard slit-lamp to perform the LTK procedure. A slit-lamp is a binocular microscope used regularly by ophthalmologists to examine an eye binocularly under high magnification. The LTK System delivers eight simultaneous laser beams disposed in a circle of varying diameter. This system allows for easy alignment on the patient's eye and the delivery of two exposures, each less than two seconds. To date, international sales of the LTK System have been limited. Revenue in the United States cannot reasonably be expected before the second half of 1999, at the earliest.

Ophthalmic Laser System for Glaucoma

     In 1990, the Company developed the gLase 210 ophthalmic system (the "gLase 210 system"), a holmium laser system designed to perform a filtering procedure for the treatment of glaucoma. The gLase 210 system is not currently marketed actively in the United States or internationally. Sales of the gLase 210 system have been limited and have never represented more than 11% of the Company's revenues in any year. From 1995 through January 31, 1999, sales of the gLase 210 system resulted in a loss to the Company of approximately $51,000.

GOVERNMENT REGULATION

     The Company's products are subject to significant government regulation in the United States and other countries. In order to test clinically, produce and market products for human diagnostic and therapeutic use, the Company must comply with mandatory procedures and safety standards established by the FDA and comparable foreign regulatory agencies. Typically, such standards require products to be approved by the government agency as safe and effective for their intended use before being marketed for human applications. The clearance process is expensive and time consuming, and no assurance can be given that any agency will grant clearance to the Company to sell its products for routine clinical applications or that the time for the clearance process will not be extensive.

     No clinical testing of the Company's products on humans may be undertaken without first obtaining an IDE from the FDA. To date, sales of the LTK System in the United States for clinical testing on humans have been pursuant to approved IDEs.

     Devices such as the LTK System may be marketed in the United States only after the FDA has approved a PMA for the device. Under the PMA procedure, the applicant must obtain an IDE before beginning the substantial clinical testing required to determine the safety, efficacy and potential hazards of the products. The preparation of a PMA is significantly complex and time consuming. The review period under a PMA is 180 days from the date of filing. The FDA often responds with requests for additional information or clinical reports that can extend the review period substantially beyond 180 days. The Company submitted its PMA with the FDA for approval to sell its LTK System in the United States for hyperopia on December 14, 1998 and expects to submit its PMA for the treatment of presbyopia in the second half of 1999. The Company has, and will continue, to focus its efforts and limited resources on its technology for the treatment of hyperopia and presbyopia.

     The FDA imposes various requirements on manufacturers and sellers of products under its jurisdiction, such as labeling, manufacturing practices, record keeping and reporting requirements. The FDA also may require postmarket testing and surveillance programs to monitor a product's effects. All of the Company's products will require regulatory approval from the FDA. There can be no assurance that the appropriate approvals from the FDA will be granted for the Company's products, that the process to obtain such approvals will not be excessively expensive or lengthy or that the Company will have sufficient funds to pursue such approvals. The failure to receive requisite approvals for the Company's products or processes, when and if developed, or significant delays in obtaining such approvals, will prevent the Company from commercializing its products as anticipated and will have a material, adverse effect on the business of the Company.

     The Company is also subject to regulation under the provisions of the Food, Drug and Cosmetic Act relating to Product Radiation Control which, among other things, requires laser manufacturers to: (i) file new product and annual reports; (ii) maintain quality control, product testing and sales records; (iii) incorporate certain design and operating features in lasers sold to end-users; and (iv) certify and label each laser sold to conform to all applicable standards for such lasers. Various warning labels must be affixed and certain protective devices installed, depending on the class of the product. The FDA's Center for Devices and Radiological Health is empowered to seek fines and other remedies for violations of the regulatory requirements.

MARKETING AND SALES

     The Company's strategy is to market its products through established medical equipment distributors overseas. In the United States, the Company plans to sell its products through a small direct sales force. The Company has established relationships with distributors in Great Britain, Belgium, France, the Netherlands and South Africa.

     The extent and nature of the Company's marketing efforts are determined by a number of factors, including the number of specialists in the area and the characteristics of the laser applications. The establishment of a successful distributor network requires providing the distributors with sales instruments (brochures, clinical data, research papers, educational videos, etc.). Such marketing efforts are expected to include presentations at conventions and trade shows, customer training by Company personnel and sponsorship of teaching seminars, clinical presentations, and research by others. The Company also hires additional marketing and sales consultants from time to time to assist in the introduction of its products.

ENGINEERING AND DEVELOPMENT

     Our success will depend substantially upon our ability to develop, produce and market innovative new products.

     For the nine months ended September 30, 1998, we expended $1,618,000 on engineering and development relating to the LTK System. The Company continues to explore several other types of lasers with varying characteristics in order to find the optimal interactions with tissues in specific medical applications. Since the sale of the Company's dental business and assets in June 1997, to an unaffiliated party, we no longer expend any of our funds on the engineering and development of dental laser or other dental products. Clinical testing and sale of the Company's products are subject to obtaining applicable regulatory approvals, of which there can be no assurance. Our research and development activities are conducted in-house as well as by outside sources, including consultants and universities.

     The laser industry is characterized by extensive research and rapid technological change. Development by others of new or improved products, processes or technologies may make product development by the Company obsolete or less competitive. The Company will be required to devote continuing efforts and funds to further developments and enhancements for its existing products and for its research and development of new technologies and products. There can be no assurance that we will be able to successfully adapt our operations to evolving markets and technologies and fund the development of new medical products to achieve possible technological advantages.

PRODUCTION

     We manufacture our ophthalmic lasers from parts, components and subassemblies obtained from a number of unaffiliated suppliers, and the Company designs the software incorporated into a microprocessor purchased from an unaffiliated third party. Prototype production, manufacturing, assembly and testing activities take place at our Fremont, California facility. Although some of the parts and components used by the Company in producing its products are available from multiple sources, the Company currently purchases each of its components from a single source in an effort to obtain volume discounts. Lack of availability of any of these parts and components could result in production delays, increased costs or costly redesign of the Company's products. The Company continually evaluates ways to minimize any impact to its business from any potential part or component shortage through inventory stockpiling and design changes to afford opportunities for multiple sources of supply for these key components.

     In addition, we have attempted to negotiate with the University of Miami to reach agreement regarding the non-exclusive use of a component of the delivery system used in the LTK System which was jointly developed by the Company and the University. The Company believes that it will be able to make reasonable arrangements with the University. If, however, the Company is unable to conclude negotiations with the University successfully, the Company may have no rights in the delivery system presently configured in the LTK System. If the Company is forced to redesign the LTK System, such redesign efforts could be time consuming, expensive and prolong FDA review.

     The Company's ophthalmic laser systems have been designed in a modular fashion to facilitate the assembly process. The Company intends to utilize modular design and construction concepts in connection with its future products. The Company will require additional engineering and manufacturing staffing as new products are introduced into the marketplace. Any loss of availability of a key system component could result in a material adverse change to the Company's business, financial condition and results of operations.

POTENTIAL LIABILITY

     The testing and use of human health care products entail an inherent risk of physical injury to patients and resultant product liability or malpractice litigation. While the Company has obtained product liability coverage in the amount of $5,000,000 with an umbrella policy for an additional $5,000,000, such coverage is limited, and there can be no assurance that such coverage will be sufficient to protect it from all risks to which it may be subject. Those costs of defending a product liability or malpractice action could have a material adverse impact on the Company, even if the Company were to prevail ultimately.

PATENTS AND LICENSES

     In the merger of Laser Biotech into the Company, the Company acquired an issued United States patent and pending United States and foreign patent applications previously assigned to Laser Biotech by Dr. Bruce Sand, the inventor for the patent and founder of Laser Biotech. The issued patent covers a method for using a laser to shrink collagen in the human body, with specific application to the cornea. Since the merger, five more patents filed by Dr. Sand, as the inventor, have been allowed, and have been assigned to the Company. As a result of the Emmetropix acquisition, the Company now has one issued United States patent and one pending European regional patent application based on the issued United States patent, which the Company believes may be useful in further developing its laser thermal keratoplasty product. In addition, the Company has filed a patent application covering the LTK System it developed for implementing the LTK procedure. The Company owns 22 issued patents on the LTK System and method for shrinking collagen in the United States and internationally, six of which have been assigned for collateral purposes pursuant to the terms of the 1997 Notes Placement. These patents protect the Company's technology while the LTK System is undergoing clinical trials for approval to market the LTK System in the United States and encompass both the apparatus for treatment with the LTK System and the method of shrinking collagen in the cornea. These patents begin to expire in 2009. The Company also owns 15 pending patent applications on the LTK System and the method for shrinking collagen in the United States and internationally.

COMPETITION

     The vision correction industry is subject to intense competition. The significant competitive factors in the industry include price, convenience, success relative to vision correction, acceptance of new technologies, patient satisfaction and government approval. Patients with hyperopia can achieve vision correction with eyeglasses, contact lenses, surgery using different types of lasers and possibly with other technologies and surgical techniques currently under development, such as corneal implants, human lens replacement and intra-ocular implantable contact lenses. The success of any competing alternative to the LTK System for treating hyperopia could have a material adverse effect on the Company's business, financial condition and results of operations. Most of the Company's competitors have substantially greater financial capabilities for product development and marketing than the Company, which may enable such competitors to market their products or procedures to the consumer and to the ophthalmic community in a more effective manner.

     The excimer laser is the dominant laser used for the treatment of refractive disorders. In the United States, VISX and Summit are the leading manufacturers of excimer refractive surgical systems. While the Company believes the LTK System offers several distinct advantages over the use of excimer lasers for treating hyperopia, including ease of use and decreased invasiveness, both VISX and Summit have significantly greater financial resources than the Company and have received FDA approval for their respective excimer laser products for treating myopia (nearsightedness) and astigmatism. In addition, certain of the Company's competitors, including Summit, have developed LTK devices for the treatment of hyperopia and one of the Company's competitors, VISX, has received FDA approval to treat hyperopia (farsightedness) in the United States with its excimer laser. The Company believes its LTK System is superior to those of its competitors and that use of Summit's holmium laser system for LTK may violate certain of the Company's patents. None of the Company's competitors is currently engaged in United States clinical trials to approve their LTK devices for treating hyperopia. Although neither the Summit excimer laser products nor the Summit LTK devices are currently approved for treating hyperopia in the United States, and Summit discontinued its clinical trials for treating hyperopia with its holmium laser system in 1996, any alternative treatment offered by VISX or Summit may have a competitive advantage because of the name recognition being created by the current promotion of excimer laser products for correcting myopia using lasers, and the fact that VISX and Summit have been able to establish a base of customers that are currently using their products.

     We believe the potential use of our process of shrinking collagen is more attractive than competitive methods of treating certain refractive errors because it can address refractive error with minimal invasiveness to the cornea. There can be no assurance, however, that the method can be reduced to practice using a reliable laser system, or that the Company will receive regulatory approvals or successfully market such a product.

EXPORT SALES

     For the nine months ended September 30, 1998, approximately 73% of the Company's revenues were international as compared to approximately 38% in 1997, 47% in 1996 and 69% in 1995, respectively, for the three prior calendar years.

BACKLOG

     On September 30, 1998, the Company had a backlog of approximately $3,000, all of which the Company shipped to its customers by the end of 1998.

WARRANTY AND SERVICE

     The Company provides a limited warranty on its laser systems. This warranty is limited to 12 months from date of shipment from the Company. The Company provides services to systems out of warranty worldwide. The Company's laser products include microprocessors and software that perform self-checks upon start-up and during operation. In addition, the systems feature software that allows service personnel to perform diagnostic checks in the field. The Company currently provides support services by telephone to customers with operational and service problems and makes necessary repairs at its plant or at the laser site.

     To date, actual costs incurred related to warranty work have been minimal. In the case of sales by distributors, product service will be provided by such distributor or the Company.

FACILITIES AND EMPLOYEES

     The Company leases a 55,000 square foot facility at 3400 West Warren Avenue, Fremont, California, which currently serves as its executive offices and research and production facility. The facility lease expires in April 2004 and requires base payments on average of approximately $80,000 per month, subject to standard pass-throughs and escalations. Management of the Company believes that this space can accommodate the Company's expected increases in operations and additional full-time employees.

     At January 31, 1999, the Company had 37 full-time employees (including its executive officers); ten in manufacturing, seven in engineering and development, eight in marketing, sales and regulatory, and 12 in administration. In addition, the Company has retained a number of consultants to assist with its product development, regulatory activities and investor relations.

     The Company is primarily dependent upon its engineering and development employees and consultants for the development and improvement of existing and proposed products. The Company's future success will depend in a large part upon its ability to attract and retain highly qualified scientific and management personnel, and its ability to continue to train and retain highly skilled technical and marketing personnel. None of the Company's employees are represented by a labor organization. The Company maintains various benefit plans and has good employee relations.

LITIGATION

     Danville Manufacturing, Inc. (d.b.a. Danville Engineering) ("Danville") filed a suit in the Superior Court of California, County of Contra Costa, against the Company, claiming monetary damages for disputed invoices of approximately $200,000 and alleging misappropriation of intellectual property, the dollar amount of such claim has not yet been determined (Danville Manufacturing, Inc. d.b.a. Danville Engineering v. Sunrise Technologies International, Inc. C98-02123). The Company is vigorously defending against this lawsuit. The Company does not believe that the outcome of this matter will have a material adverse effect on the financial condition and results of operations of the Company. There can be no assurance, however, that the Company will prevail in its defense of the claims asserted by Danville.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

OVERVIEW

     The Company develops, manufactures and markets laser systems for applications in ophthalmology. Prior to June 26, 1997, the Company developed, manufactured and marketed lasers and air abrasion cavity preparation systems for use in dentistry.

     In June 1997, the Company completed the sale of the Company's assets associated with its dental laser, air abrasive and composite curing systems (the Dental Assets) to Lares Research. The purchase price paid for the Dental Assets was $5,500,000, consisting of $4,000,000 in cash paid at closing and $1,500,000 in the form of a promissory note, with two installments due in June 2000 and 2001, respectively (the "Lares Note"). Collection is not reasonably assured due to subordination of the Lares Note to Lares' bank and the Company intends to recognize proceeds from the sale and interest on the Lares Note as cash is received. The gain on sale of the Dental Assets is comprised as follows:

                                                            IN THOUSANDS
                                                            ------------
Cash proceeds from sale of dental assets..................    $ 4,000
Less:
  Inventory and equipment sold............................     (1,498)
  ADT transfer fee........................................       (275)
  Transaction fees........................................       (237)
  Other costs.............................................       (250)
                                                              -------
Gain on sale of dental assets.............................    $ 1,740
                                                              =======

     Revenues from the dental business were $1,968,000 through June 1997. Cost of revenues were approximately $1,738,000, and operating expenses through June 1997 were $1,980,000. Interest expense and interest income were $11,000 and $10,000, respectively, through June 1997. The operating loss from the dental business and the gain on the sale of the dental business were $1,750,000 and $1,740,000, respectively, in 1997.

     The Company has incurred substantial losses in the past seven years which have seriously depleted its working capital. Sales of its existing ophthalmic products at current levels will not be sufficient to sustain the continued development and regulatory licensing of the LTK System. The Company has been able to raise additional working capital for all aspects of its business through the private placement of its common stock and convertible notes with warrants. These private placements raised $15,296,000 in 1994, 1995 and 1996 in new equity for the Company, approximately $3,700,000 from the 1997 Notes Placement and approximately $9,300,000, net of offering costs, from the 1998 Notes Placement. If the Company is unable to obtain additional working capital, it may be forced to substantially curtail its activities and could, under certain circumstances, be forced to eliminate or suspend operations.

     The following table sets forth certain operations data as a percentage of net revenue for the periods indicated.

                                               YEAR ENDED DECEMBER 31,
                                               ------------------------
                                               1997      1996      1995
                                               ----      ----      ----
Net revenues.................................   100%      100%     100%
Cost of revenues.............................    90        71       69
                                               ----      ----      ---
Gross profits................................    10        29       31
                                               ----      ----      ---
Other costs and expenses:
  Engineering and development................    33        24       23
  Sales, marketing and regulatory............    96        64       43
  General and administration.................   130        48       44
                                               ----      ----      ---
          Total other costs and expenses.....   259       135      110
                                               ----      ----      ---
Loss from operations.........................  (249)     (106)     (79)
Gain on sale of Dental Assets................    61        --       --
Interest income (expense), net...............   (45)        1        1
                                               ----      ----      ---
Net Loss.....................................  (233)%    (105)%    (78)%
                                               ====      ====      ===

REVENUES

     The Company's revenues have historically been comprised primarily of sales related to its dental products (69% in 1997, 98% in 1996 and 76% in 1995). Revenues of $2,839,000 in 1997 reflect sales of its ophthalmic and dental products through June 26, 1997 and ophthalmic products only during the second half of 1997 due to the sale of the Company's dental business effective June 26, 1997. Revenues decreased from $5,654,000 in 1996, approximately a 50% reduction, due to the effective elimination of any revenue from dental products in the second half of 1997 as a result of the sale of the dental business. Revenues of $5,654,000 in 1996 represented an increase of approximately 7% from 1995 revenues, attributable to a slight increase in sales of the Company's dental products.

GROSS PROFITS

     Gross profit margins were 10%, 29% and 31% in 1997, 1996 and 1995, respectively. The major factors contributing to the significant reduction in gross profit margins in 1997 from the 1996 levels include lower revenues of the Company's products, under-utilization of manufacturing capacity due to decreased product shipments and increased reserves for excess and obsolete inventory.

     Management of the Company decided to increase inventory reserves for excess and obsolete inventory during 1997 due to the fact that certain components included in inventory at year-end were not compatible for use in the re-designed LTK System. In addition, at year-end, the Company had a surplus of finished LTK Systems of the obsolete design as compared to the anticipated demand for these obsolete systems during 1998. Under-utilization of manufacturing capacity is expected to continue to adversely affect gross profit margins in 1998.

     The 1996 decrease in gross profit margin when compared to 1995 was attributed to an increase in the percentage of sales through distributors and a decrease in sales of the LTK System which carried a higher gross margin than the Company's dental products.

ENGINEERING AND DEVELOPMENT

     Engineering and development expenses were $964,000, $1,326,000 and $1,218,000 for the years ended 1997, 1996 and 1995, respectively. Engineering and development expenses decreased to $964,000 in 1997, an approximately 27% reduction from the 1996 level of expense, principally due to the effect of the sale of the dental business and subsequent elimination of the engineering and development expenses relating to the dental business subsequent to the sale.

     The increase in engineering and development expenses for 1996 from 1995 of approximately 9% was attributed to development costs associated with a new dental product launched in the first calendar quarter of 1997.

SALES, MARKETING AND REGULATORY

     Sales, marketing and regulatory expenses were $2,718,000, $3,632,000 and $2,277,000 for the years ended 1997, 1996 and 1995, respectively. The reduction in sales, marketing and regulatory expenses in 1997 from 1996 of approximately 25% was attributable to the elimination of such expenses after the sale of the dental business in June 1997, offset by an increase of 225% in regulatory expenses associated with the Company's expansion of its clinical studies for hyperopia and presbyopia as compared to 1996. In addition, the Company added personnel to its ophthalmic sales and marketing organization during the second half of 1997, an increase of 79%, in support of its international sales and international and domestic marketing activities.

     The increase in sales, marketing and regulatory expenses of approximately 60% in 1996 from 1995 was attributed to the launch expenses for the MicroPrep in the first quarter of 1996 and the expenses associated with the expansion of the Phase IIa clinical study for the LTK System and the FDA review of the Company's PMA submitted for use of its dental lasers for hard tissue applications.

     The Company currently markets its ophthalmic lasers through an indirect sales organization. Distribution for all products internationally is handled through distributors. The Company will not be able to market its LTK System in the United States until the FDA approves the product for sale in the United States. The Company is unable to predict when, if at all, the FDA will approve the LTK System for sale in the United States.

GENERAL AND ADMINISTRATIVE

     General and administrative expenses were $3,686,000, $2,700,000 and $2,329,000 for the years ended 1997, 1996 and 1995, respectively. The increase in general and administrative expenses for 1997 from 1996 of approximately 37% was primarily due to expenses associated with severance pay for certain officers, nonstatutory option expenses of approximately $949,000 in 1997, and an increase in investor relations expenses.

     The increase in general and administrative expenses of approximately 16% in 1996 from 1995 was attributed to costs associated with the Company's proposed acquisition of EyeSys Technologies, which was not consummated, and the expenses associated with the hiring of a new management team for the Company's ophthalmic business.

     The Company's general and administrative expenses consist primarily of: (i) salaries and benefits of administrative and certain executive personnel; (ii) product liability, officer and director liability and other corporate insurance premiums; (iii) accounting, legal and other fees related to patent and general corporate matters; and (iv) provisions for the

Company's allowance for bad debts and non-cash expenses associated with the issuance of certain warrants and non-statutory stock options.

INTEREST INCOME AND EXPENSE

     Interest income was $99,000, $65,000 and $69,000 for the years ended 1997, 1996 and 1995, respectively. The increase in interest income between 1997 and 1996 was due to higher average balances in the Company's interest bearing accounts. Interest expense was $1,376,000, $13,000 and $12,000 for the years ended 1997, 1996 and 1995, respectively. The increase in interest expense for 1997 was due to the interest accrued on the notes issued by the Company in connection with the 1997 Notes Placement (the "1997 Notes"), at the rate of 5% according to the terms of the 1997 Notes, non-cash interest expense accrued for the fair value of the warrants and the conversion features of such notes, as well as placement costs that were partially amortized as additional interest expense.

INCOME TAXES

     At December 31, 1997, 1996 and 1995, all deferred tax assets computed in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" have been fully offset by a valuation allowance.

     As of December 31, 1997, the Company had federal net operating loss carry-forwards of approximately $30,000,000. The ownership provisions of the Internal Revenue Code of 1986 would limit the utilization of the carry-forwards should there be a substantial change in the Company's ownership.

NET LOSSES

     The Company reported losses of $6,618,000, $5,968,000 and $4,130,000 in 1997, 1996 and 1995, respectively. The net loss in 1997 was due principally to the low level of revenue, excess manufacturing capacity and inventory, the Company's continuing clinical trials for hyperopia and presbyopia, expenses associated with the Company's issuance of convertible debt with warrants and certain non-statutory stock options, and the Company's need to maintain its basic corporate infrastructure, partially offset by the gain from the sale of the Company's dental business in June 1997. Although total operating expenses were reduced by 4% from 1996, the reduction was not sufficient to return the Company to profitability in 1997.

     The net loss in 1996 was due primarily to increased selling, marketing and product development expenses associated with the attempt to grow the dental and ophthalmic businesses, compounded by the continued low level of revenue and excess manufacturing capacity. Total operating expenses increased 31% from 1995 while gross profit was essentially the same in both years. This increase in operating expenses accounts for essentially all of the $1,800,000 increase in net loss in 1996 from 1995.

     The net loss in 1995 was due principally to the continued low level of sales, excess manufacturing capacity and the Company's need to maintain the basic sales, marketing, regulatory and corporate infrastructure.

     The Company expects to report net losses during 1998 and beyond. The losses will come primarily from the expenses of the FDA approval process and underlying clinical studies related to the LTK System and the expenses associated with maintaining the Company's basic corporate infrastructure. The Company will not have any material domestic revenues from this product line unless and until FDA approval is obtained. The

Company's international revenues are not projected to be sufficient to cover the expenses of maintaining the basic corporate infrastructure and the Company's costs of the continuing clinical trials for hyperopia and presbyopia.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1997, the Company had $1,958,000 in cash and cash equivalents. The Company's operating activities used $6,774,000 in cash during 1997. A substantial portion of the 1997 loss was funded by the $3,449,000 of net proceeds received from the sale of its dental business in June 1997 and proceeds of $3,700,000 from the 1997 Notes.

     Working capital amounted to $1,073,000 at December 31, 1996 and increased to $1,382,000 at December 31, 1997. Working capital, including the proceeds from the 1997 Notes Placement and the sale of the Dental Assets, was used to fund the Company's 1997 operating loss and to reduce accounts payable.

     During 1997, the Company used $98,000 in investing activities for the purchase of fixed assets and generated $3,449,000 from the sale of the Dental Assets. Net cash provided from financing activities was $4,734,000 during 1997 and was primarily comprised of the issuance of the Company's Common Stock and the issuance of the 1997 Notes.

     The 1997 Notes Placement was completed in March 1997 and consisted of convertible promissory notes with warrants. The promissory notes held by domestic purchasers convert at a rate of $0.875 per share and the promissory notes held by international purchasers convert at a rate of $1.00 per share. The warrants associated with the 1997 Notes Placement would convert into 2,538,328 shares of Common Stock and have an exercise price of $1.00 per share. The warrants had a fair value of approximately $1.25 per warrant at the time of issuance. The fair value of these warrants has been reflected as additional consideration for the 1997 Notes, recorded as a discount on the debt and accreted as interest expense to be amortized over the life of the 1997 Notes.

     The 1997 Notes are convertible at any time prior to maturity, at the option of the holders thereof, at the respective conversion prices discussed above, subject to adjustment for any stock dividends, certain distributions, stock splits or combinations or reclassifications of the Common Stock. The Notes mature two years from their respective issue dates, and interest on the Notes is cumulative from the respective issue date at an annual rate of 5%, payable at maturity or conversion in cash, or in-kind. The effective rate of interest of the 1997 Notes, which includes the amortization of the fair value of the warrants, is approximately 21%. The Notes are secured by a first lien on all of the ophthalmic patents and patent applications of the Company. The Warrants may be exercised at any time within five years from the respective date of their issuance.

     The Company's current operations continue to be cash flow negative, further straining the Company's working capital resources. At the Company's current rate of cash expenditures, the Company anticipates that it will be required to raise additional working capital during the second quarter of 1999 to fund operations. The Company expects to spend approximately $750,000 for capital expenditures in calendar year 1998. Any additional equity or debt offerings will dilute the holdings of the Company's stockholders, however, the potential dilution to the Company's stockholders cannot be determined at this time. No assurance can be given that additional financing will be available, or if available, that it will be available on terms favorable to the Company and its stockholders. If funds are not available to satisfy the Company's short-term and long-term operating requirements, the Company may be required to limit or suspend its operations in their entirety or, under certain circumstances, be forced to seek protection from creditors. The Company's long-term ability to continue as a going concern is dependent upon performing profitably or obtaining further financing. In January 1998, the Company completed the 1998 Notes Placement. See "-- For the Nine Months Ended September 30, 1998" below.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

RESULTS OF OPERATIONS

     Revenues for the nine-month period ended September 30, 1998 totaled $504,000 compared to $2,539,000 for the same period in 1997. This decrease was primarily due to the lack of revenues from the dental operations in 1998. The Company sold its dental business in June 1997.

     Cost of revenues for the nine-month period ended September 30, 1998 totaled $1,499,000, compared to $2,159,000 for the same period in 1997. This decrease was primarily due to the lack of cost of revenues of $1,738,000 from the dental business, which was sold in June 1997. The decrease was offset by the increase in manufacturing overhead in the first nine months of 1998. The Company had insufficient revenues to cover the costs of its manufacturing operations.

     Engineering and development expenses totaled $1,618,000 for the nine-month period ended September 30, 1998, compared to $570,000 for the same period in 1997, a 184% increase. The increase was primarily due to the increase in expenditures related to the development of the LTK System.

     Sales, marketing and regulatory expenses increased 21% to $2,480,000 for the nine-month period ended September 30, 1998, compared to $2,046,000 for the same period in 1997. The increase was due primarily to increased marketing and regulatory spending for the ophthalmic products, as the clinical studies have progressed towards the filing of the PMA with the FDA.

     General and administrative expenses were $4,909,000 for the nine-month period ended September 30, 1998, compared to $2,606,000 for the same period of 1997. This 88% increase was primarily due to the expenses associated with the issuance of warrants and stock options to consultants, increased compensation costs for certain executive officers, legal fees, and filing fees with the Nasdaq NMS. Approximately $2,623,000 of the $4,909,000 was attributable to non-cash expenses in connection with stock and warrants issued to consultants.

     Gain on sale of dental assets for the nine-month period ended September 30, 1997 of $1,740,000 was due to the cash proceeds of $4,000,000 from the sale, less cost of assets sold and the transfer fee, transaction fees and other costs of approximately $762,000. Approximately $211,000 of the total costs remain unpaid as of September 30, 1998. The Company intends to recognize the gain on the remaining $1,500,000 of the sale price as cash is collected.

     Interest income was $289,000 for the nine-month period ended September 30, 1998, an increase of 291%, compared to $74,000 for the same period in 1997. The increase was due to higher average balances in the Company's interest bearing accounts.

     Interest expense was $3,222,000 for the nine-month period ended September 30, 1998 compared to $1,080,000 for the same period in 1997. The increase was due to the interest expense from the 1998 Notes, at a stated interest rate of 12% per annum, and non-cash interest expense for the fair value of the warrants issued in connection with the 1997 Notes

Placement and the 1998 Notes, and the placement costs attendant to the 1997 Notes. The effective rates of interest of the 1997 Notes and 1998 Notes, which include the amortization of the fair value of the warrants, are approximately 21% and 26%, respectively.

     Net loss for the nine-month period ended September 30, 1998 of $12,935,000, an increase of 215% compared to $4,108,000 for the same period in 1997. This increase was due to the lack of revenue from the Company's ophthalmic products to offset the expenses associated with the development and regulatory approval of the LTK System and the general expenses associated with the operations of the Company, including the non-cash expenses associated with the various convertible notes, warrants and options issued by the Company to fund its operations while awaiting FDA approval to market the LTK System in the United States.

     Revenues from the dental business were $1,968,000 through June 1997. Cost of revenues were approximately $1,738,000, and operating expenses through June 1997 were $1,980,000. Interest expense and interest income were $11,000 and $10,000 respectively, through June 1997. The operating loss from the dental business and the gain on the sale of the dental business were $1,750,000 and $1,740,000 respectively, in 1997.

     The Company's current operations continue to be cash flow negative, further straining the Company's working capital resources. The level of current product sales is not sufficient to provide enough cash to support the ongoing development and regulatory approval of the LTK System, as well as maintain the Company's basic corporate infrastructure. In order to continue its current level of operations beyond early 1999 and have sufficient funds to launch the LTK System in the United States, it will be necessary for the Company to obtain additional working capital resources, whether from debt or equity sources. If the Company is unable to obtain additional working capital resources from the placement of debt or equity instruments or the sale of some of its assets, it may be necessary for the Company to curtail spending or suspend operations in their entirety.

FINANCIAL CONDITION

     As of September 30, 1998, the Company had $5,783,000 in cash and cash equivalents. The Company's operating activities used $6,216,000 in cash during the nine-months ended September 30, 1998 and $5,469,000 during the same period in 1997. Substantial portions of the 1997 and 1998 losses were funded with the proceeds of a series of private placements. The 1997 Notes Placement had aggregate net proceeds of approximately $3,700,000 and the 1998 Notes Placement generated aggregate proceeds of approximately $9,300,000.

     The Company's debt service obligations consist of interest, payable in cash or in-kind, accruing at a rate of 5% per annum on the remaining $927,000 in principal and interest on the 1997 Notes as of September 30, 1998, and 12% per annum on the $9,751,000 of principal and interest on the 1998 Notes as of September 30, 1998. The Company also pays $3,270 per month on a lease for computer equipment. The warrants issued in connection with the 1998 Notes Placement had a fair value of approximately $1.87 per warrant at the time of issuance. The fair value of these warrants has been reflected as additional consideration for the convertible notes, recorded as a discount on the debt and accreted as interest expense to be amortized over the life of the convertible notes. This amortization of interest expense associated with the warrants will reduce net income through the term of the 1998 Notes, but will have no effect on future cash flows from operations.

     The Company's current operations continue to be cash flow negative, limiting the Company's working capital resources. Working capital at September 30, 1998 amounted to approximately $3,727,000. At December 31, 1997, working capital amounted to approximately $1,382,000. At the Company's current rate of cash expenditures, the Company anticipates that it will be required to raise additional working capital during the second quarter of 1999 to fund operations. The Company expects to spend approximately $750,000 for capital expenditures in calendar year 1998 and an additional $900,000 for capital expenditures in calendar year 1999. On December 4, 1998, the Company completed a private placement of approximately $11,800,000 of its shares of Common Stock. The subscription price was $3.50 per share, which represents a 20% discount from the average of the closing sale price of the Company's common stock, as reported on the NASDAQ NMS, on each of the last ten consecutive NASDAQ NMS trading days in October 1998. $5,000,000 of the proceeds from the 1998 Equity Offering were received in the form of promissory notes due on March 15, 1999 bearing interest at a rate of 9% per annum. In January 1999, the Company issued and sold, without registration under the Securities Act, an aggregate gross principal amount of $10,000,000 of its convertible subordinated notes due 2001 and accompanying warrants to purchase Common Stock. The 1999 Notes are convertible into shares of the Company's Common Stock at predetermined prices, bear interest at the rate of 5% payable-in-kind semi-annually (additional convertible notes), and contain certain conversion features. The single purchaser of the 1999 Notes will be required, on the date the Company receives Panel Approval, to convert one-half of the principal amount of the 1999 Notes into shares of the Company's Common Stock at a conversion price of $4.00 per share. The investor will also be required, on the date the Company receives FDA Approval, to convert the remaining portion of the 1999 Notes into shares of Common Stock at a conversion price of $8.00 per share. Warrants to purchase 148,950 shares of the Company's Common Stock were issued in conjunction with the 1999 Notes with an exercise price of $.01 per share and an expiration date of December 31, 2003.

     Any additional equity or debt offerings will dilute the holdings of the Company's stockholders, however, the potential dilution to the Company's stockholders cannot be determined at this time. No assurance can be given that additional financing will be available, or if available, that it will be available on terms favorable, to the Company and its Stockholders. If funds are not available to satisfy the Company's short-term and long-term operating requirements, the Company may be required to limit or suspend its operations in their entirety or, under certain circumstances, be forced to seek protection from creditors. The Company's long-term ability to continue as a going concern is dependent upon performing profitably or obtaining further financing.

YEAR 2000 COMPLIANCE

     The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The "Year 2000" problem is pervasive and complex because virtually every computer operation will be affected in the same way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is utilizing both internal and external resources to identify, correct or reprogram, and test its systems for Year 2000 compliance. As of September 30, 1998, the estimated costs of these reprogramming efforts have been approximately $250,000. It is currently expected that the remaining costs to complete these reprogramming efforts will be less than $100,000. It is anticipated that all of the Company's reprogramming efforts will be completed by March 31, 1999, allowing adequate time for testing. This process includes obtaining confirmations from the Company's primary vendors that plans are being developed or are already in place to address processing of transactions in the year 2000. These confirmations are expected to be obtained in writing by the Company prior to June 30, 1999. However, there can be no assurance that the systems of other companies on which the Company's systems rely will also be converted in a timely manner, or that any such failure to convert by another company would not have a material adverse effect on the Company's business, financial conditions or results of operations.

     The Company believes that it does not have a Year 2000 problem with its products that have been sold in the past, however, the Company has not performed an extensive review of these systems and is unlikely to be able to complete a review prior to January 1, 2000. In addition, the Company is designing a new product to replace its existing LTK System that is being designed to properly recognize date-sensitive information for the Year 2000 and beyond. Although the Company plans to perform extensive testing of its new product, there can be no assurance that the new system will function properly until it is deployed in the field and subjected to extensive use. Any malfunction of a deployed system could have a material adverse effect on the Company's business, financial condition or results of operations.

     The Company is not expecting to have a material accounts receivable exposure, or significant amount of revenues with any one customer after December 31, 1999 and, therefore, verification of customer Year 2000 compliance is not being pursued by the Company at this time. Any failure to pay in a timely manner, or place orders for the Company's products, by a significant number of individual customers or by a customer with a material accounts receivable balance, due to Year 2000 compliance issues would have material adverse effects on the Company's business, financial condition or results of operations.

     The Company is currently developing a contingency plan to evaluate business disruption scenarios, coordinate the establishment of Year 2000 contingency plans, and identify and implement the strategies. This detailed contingency plan is expected to be completed by June 30, 1999.

EURO CONVERSION

     A single currency called the euro was introduced in Europe on January 1, 1999. Eleven of the 15 member countries of the European Union have adopted the euro as their common legal currency. Fixed conversion rates between these participating countries' existing currencies (the "Legal Currencies") and the euro was established. The Legal Currencies are scheduled to remain legal tender as denominations of the euro until at least January 1, 2002 (but not later than July 1, 2002). During this transition period, parties may settle transactions using either the euro or a participating country's legal currency.

     The Company does not expect the conversion to the euro will have a material impact on the Company's financial position or results of operations since the majority of the Company's business transactions are recorded in U.S. currency.

NEW ACCOUNTING PRONOUNCEMENT

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for disclosure about operating segments in annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supersedes Statement of Financial Accounting Standards No. 14, Financial Reporting for Segments of a Business Enterprise. The new standard becomes effective for the Company's 1999 fiscal year, and requires that comparative information from earlier years be restated to conform to the requirements of this standard. The Company is evaluating the requirements of SFAS 131 and the effects, if any, on the Company's current reporting and disclosures.

                                   MANAGEMENT

     The following persons serve as the current executive officers and directors of the Company:

            NAME              AGE                    POSITION
            ----              ---                    --------
C. Russell Trenary, III.....  41    President and Chief Executive Officer and
                                      Director
Timothy A. Marcotte.........  41    Vice President, Finance and Chief Financial
                                      Officer and Director
Jeannie G. Cecka............  36    Vice President, Clinical and Regulatory
                                    Affairs
Paul M. Malin...............  45    Vice President, International Sales and
                                      Marketing and Worldwide Business
                                      Development
Robert A. Haddad............  51    Vice President, Operations and Product
                                      Development
Richard T. VanRyne..........  52    Vice President, U.S. Sales and Marketing
Joseph D. Koenig............  69    Chairman of the Board and Director
Michael S. McFarland,         48    Director
  M.D.......................
R. Dale Bowerman............  59    Director

     Mr. Trenary was appointed the Chief Executive Officer of the Company in June 1997. In November 1996, Mr. Trenary was appointed President and Chief Operating Officer of the Company and was also appointed to the Board of Directors of the Company. Mr. Trenary was appointed President and Chief Operating Officer of Laser Biotech, Inc., a wholly owned subsidiary of the Company, in April 1996. From 1995 until the time he joined the Company, Mr. Trenary served as Senior Vice President of Sales and Marketing for Vidamed, Inc. Prior to 1995, Mr. Trenary served in various positions with Allergan, Inc., most recently as Senior Vice President, General Manager of AMO Surgical Products, an ophthalmic business. Mr. Trenary has an M.B.A. degree from Michigan State University and a B.S. degree from Miami University (Ohio).

     Mr. Marcotte was appointed Vice President, Finance and Chief Financial Officer of the Company in August 1997. He was also appointed to the Board of Directors of the Company in November 1997. From December 1996 to August 1997, Mr. Marcotte was Vice President and Chief Financial Officer of InfoGain Corporation, an information technology consulting firm. From June 1996 to December 1996, Mr. Marcotte was the Vice President and Chief Financial Officer of IRIDEX Corporation, a medical device manufacturer of ophthalmic laser products. From May 1995 to June 1996, Mr. Marcotte served as the Executive Vice President of Finance and Operations and Chief Financial Officer and Secretary for Now Software, Inc., a desktop software developer, and from May 1993 to May 1995, he served as Vice President of Finance and Operations and Chief Financial Officer at the same company. Mr. Marcotte has an M.B.A. degree and a B.S. degree from the University of Michigan.

     Ms. Cecka was appointed Vice President, Clinical and Regulatory Affairs of the Company in August 1996. From February 1996 to August 1996, Ms. Cecka was Quality Systems Auditor at Tuv Product Service. From March 1995 to February 1996, Ms. Cecka was Director of Clinical and Regulatory Affairs at MedAcoustics, Inc. From September 1992 to March 1995, Ms. Cecka was Manager of Clinical Research for Baxter Novacor, a developer and marketer of left ventricular assist devices. Prior to September 1992, Ms. Cecka spent seven years at Allergan, Inc. holding positions ranging from Manager,

Clinical Affairs to Director, Worldwide Clinical Research. Ms. Cecka has an M.B.A. degree from Pepperdine University and a B.S. degree from UC Irvine.

     Mr. Malin was appointed Vice President, International Sales and Marketing and Worldwide Business Development, of the Company in September 1998. Prior to joining the Company in May 1996, Mr. Malin was the Director of Marketing at IRIDEX Corporation, a medical device manufacturer of ophthalmic laser products from July 1995 to May 1996. From October 1983 to July 1995, Mr. Malin held various senior sales and marketing positions at Allergan, Inc. Mr. Malin has an M.B.A. from Pepperdine University and a B.A. degree from Washington and Lee University.

     Mr. Haddad joined the Company in March 1997 as Vice President, Operations and Product Development. From March 1991 to March 1997, Mr. Haddad was Vice President, Operations, of IRIDEX Corporation, a medical device manufacturer of ophthalmic laser products. Mr. Haddad has an M.B.A. degree from Sacramento State University and a B.S. degree from California State Polytechnic University.

     Mr. VanRyne was appointed Vice President, U.S. Sales and Marketing, of the Company in September 1998. From August 1997 to September 1998, Mr. VanRyne was the Company's Director of Sales and Marketing for the Americas. Prior to joining the Company, Mr. VanRyne was the Director of New Business Development at MedLogic Global Corporation, a manufacturer of wound healing products from April 1996 to August 1997. From April 1995 to April 1996, Mr. VanRyne was a consultant for medical device marketing and educational strategy. From 1986 to April 1995, Mr. VanRyne was employed by Allergan, Inc. in a variety of senior sales and marketing positions.

     Mr. Koenig was appointed to the Board of Directors of the Company in December 1994. Mr. Koenig had also served as a director of the Company from August 1991 through January 1994. He has been a consultant for Koenig Associates, a management consulting firm, since October 1985. Mr. Koenig is also a director of Ancot Corporation, Hench Controls Corporation and ORISA Technologies, Inc. Mr. Koenig has a B.S. degree in Electrical Engineering from the University of Illinois.

     Dr. McFarland was appointed to the Board of Directors of the Company in October 1997. From 1980, Dr. McFarland has been a practicing ophthalmologist in Arkansas. Dr. McFarland was the recipient of the Innovators Award of the Irish American Ophthalmological Association in 1992 for his development of sutureless cataract surgery. Dr. McFarland has a B.S. degree from Hendrix College and a M.D. degree from the University of Arkansas.

     Mr. Bowerman was appointed to the Board of Directors of the Company in November 1997. From 1994 until his retirement in 1997, Mr. Bowerman had been employed by SHA, LLC d/b/a Firstcare, a Texas health maintenance organization, most recently as President and Chief Executive Officer. From 1973 to 1994, Mr. Bowerman was Vice President, Finance and Chief Financial Officer at High Plains Baptist Health Systems. Mr. Bowerman is also a director of Carrington Laboratories, Inc., a pharmaceutical research company. Mr. Bowerman has a B.B.A. degree in Accounting from West Texas State University.

     The Board adopted separate amended and restated change of control agreements (collectively, the "Change of Control Agreements") with the Company's executive officers. The Change of Control Agreements provide these executives with separation pay and benefits following a "change of control" in the Company and: (i) the executive's subsequent termination of employment by the Company (unless such termination is for

"cause") or such termination results from the executive's death, disability or retirement; or (ii) the executive resigns for good reason. An eligible termination must occur within two years of the change of control or the agreement entered into with the executive is void. Each Change of Control Agreement will continue until May 8, 2001 and renew for three year periods from that date unless the executive receives written notice of termination of the Change of Control Agreement at least 120 days prior to the renewal date. See "Description of Capital Stock."

                          DESCRIPTION OF CAPITAL STOCK

     The current authorized capitalization of the Company consists of 75,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock, par value $0.001 per share ("Preferred Stock"). As of February 19, 1999, there were 41,517,768 issued and outstanding shares of Common Stock. No shares of Preferred Stock have been issued or reserved for issuance by the Board of Directors of the Company (the "Board").

     The following summary of the terms of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the terms set forth in the Company's Certificate of Incorporation, as amended to date (the "Sunrise Certificate").

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. Stockholders do not have cumulative voting rights. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in any assets remaining after the payment of all debts and liabilities of the Company, subject to the prior rights, if any, of the holders of Preferred Stock. Holders of Common Stock do not have preemptive or other subscription or conversion rights. Common Stock is not subject to redemption and the outstanding shares, including the Offered Shares, are fully paid and nonassessable.

PREFERRED STOCK

     Preferred Stock may be issued from time to time in one or more series, as determined by the Board. The directors may fix or alter from time to time the designation, powers, preferences and rights of the shares of each series of Preferred Stock, provided that the directors may alter the qualifications, limitations or restrictions of any series of Preferred Stock only prior to the issuance of any shares of such series. The directors may also establish from time to time the number of shares constituting any series of Preferred Stock. The directors may increase or decrease the number of shares subsequent to the issuance of shares of a series, so long as the directors do not decrease the number of authorized shares of a series below the number of shares of such series then outstanding. The issuance of shares of Preferred Stock may have voting and conversion rights which could adversely affect the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Company will not issue Preferred Stock unless such issuance is approved by a majority of the Company's independent directors who do not have an interest in the transaction and who will have access, at the Company's expense, to the Company's or independent legal counsel. As of the date hereof, the Board has not designated any series of Preferred Stock.

CHANGE OF CONTROL AGREEMENTS

     The Change of Control Agreements provide the Company's executive officers with separation pay and benefits following a "change of control" in the Company and: (i) the executive's subsequent termination of employment by the Company (unless such termination is for "cause") or such termination results from the executive's death, disability or retirement; or (ii) the executive resigns for good reason. An eligible termination must occur within two years of the change of control or the agreement entered into with the executive is void. Each Change of Control Agreement will continue until May 8, 2001 and renew for three year periods from that date, unless the executive receives written notice of termination of the Change of Control Agreement at least 120 days prior to the renewal date.

     Under the Change of Control Agreements, the separation pay equals: (i) for the President and Chief Executive Officer, one and one-half times his annualized base salary and, for the other executives, one times their respective annualized base salaries; plus (ii) the target cash bonus for the year of termination. The executives are also entitled to health, disability and life insurance in accordance with the plans maintained for executives. In the case of the President and Chief Executive Officer, these benefits are for a period of one and one-half years from the date of termination, and for the other executives, for a period of one year (provided that such benefits shall cease if the executive becomes employed during such period and receives similar benefits). In the event of a change of control of the Company, stock options granted to the executives shall fully vest on such date and become immediately exercisable. If the total payments to any executive constitutes an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code, then the Company shall reimburse the executive for certain income and excise taxes.

     A "change of control" for purposes of the Change of Control Agreements is deemed to occur if: (a) the beneficial ownership of securities representing more than 33% of the combined voting power of the Company is acquired by any "person" as defined in Section 13(d) and 14(d) of the Securities Exchange Act of 1934;
(b) the stockholders of the Company approve a definitive agreement to merge or consolidate the Company with or into another corporation, to sell or otherwise dispose of all or substantially all of its assets, or to adopt a plan of liquidation; or (c) during any period of three consecutive years, individuals who at the beginning of such period were members of the Board cease for any reason to constitute at least a majority thereof. The Change of Control Agreements were designed to attract and retain valued executives of the Company and to ensure that the performance of these executives is not undermined by the possibility, threat or occurrence of a change of control.

PRICE RANGE OF COMMON STOCK

     As of January 31, 1999, there were 722 holders of record of the Common Stock. Price information for the Common Stock may be obtained from the Nasdaq National Market System. Prior to August 13, 1998, the Common Stock was traded in the over-the-counter market. The table below sets forth the reported high and low bid quotations of the Common Stock as reported on the OTC Bulletin Board for the periods indicated.

                                                  HIGH ASK(1)   LOW BID(1)
                                                  -----------   ----------
1997
  First Quarter.................................    $ 1.72        $0.75
  Second Quarter................................    $ 1.41        $0.94
  Third Quarter.................................    $ 3.94        $1.00
  Fourth Quarter................................    $ 5.13        $3.13
1998
  First Quarter.................................    $ 7.53        $2.91
  Second Quarter................................    $10.38        $5.56
  Third Quarter.................................    $ 8.19        $3.91
  Fourth Quarter................................    $ 7.38        $3.75
1999
  First Quarter (to February 19, 1999)..........    $14.00        $5.88

-------------------------
(1) Bid and ask prices are quoted on the OTC Bulletin Board in increments of 1/32. Certain of the bid and ask prices set forth in this table have been rounded to the nearest cent.

     The over-the-counter market quotations provided herein may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. On February 19, 1999, the closing price of the Common Stock as reported on the Nasdaq National Market System was $9.688 per share.

DIVIDENDS

     In the past three years, the Company has not declared or paid any cash dividend on the Common Stock. The Company currently intends to retain any and all future earnings to finance its business. Accordingly, the Company does not anticipate paying cash or other dividends on the Common Stock in the foreseeable future.

DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     The Sunrise Certificate contains the following special provisions that may delay, defer or prevent a change in control of the Company:

     The Board is divided into three classes, with members serving three-year terms ending in successive years. An objective of the classified Board is to facilitate continuity and stability of the Company's management and policies, since a majority of the Directors at any given time will have prior experience as Directors of the Company. However, classification also makes it more difficult for the stockholders to change a majority of the Board. It would take at least two annual meetings to elect a majority of the Board of Directors, unless the Sunrise Certificate was amended to eliminate provisions for a classified Board of Directors.

     The Sunrise Certificate also provides that Directors may only be removed with cause by the vote of the holders of a majority of the voting power of the outstanding voting stock of the Company. In addition, the Sunrise Certificate provides that the Board may, from time to time, fix the number of Directors constituting the Board and fill vacancies on the Board.

     The Sunrise Certificate authorizes the Board to fix or alter from time to time the designation, powers, preferences and rights of the Preferred Stock of each series and the qualifications, limitations or restrictions of any unissued series of Preferred Stock, and to establish the number of shares constituting any such series.

     The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (the "Delaware Law"). In general,
Section 203 prohibits certain publicly-held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person or entity became an interested stockholder, unless the business combination is approved in a prescribed manner or certain other exceptions apply. For purposes of Section 203, a "business combination" is defined broadly to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person or entity who, together with affiliates and associates, owns, or within the three immediately preceding years of a business combination did own, 15% or more of the corporation's outstanding voting stock.

     In accordance with the Sunrise Certificate and the Bylaws, for nominations for the Board or for other business to properly brought by a stockholder before an annual meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice generally must be delivered not less than 60 days nor more than 90 days prior to the annual meeting. The notice must contain, among other things, certain information about the stockholder delivering the notice and as applicable, background about the nominee or a description of the proposed business to be brought before the meeting.

     The Sunrise Certificate and the Bylaws provide that no action is permitted to be taken by the stockholders of the Company by written consent. Special meetings may be called only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer of the Company. These provisions could have the effect of delaying until the next annual stockholders' meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new Directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

     The Delaware Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock of the Company is required to: (a) alter, amend or adopt new Bylaws; and (b) to alter, amend or repeal Article V, VI or VII of the Sunrise Certificate. Such stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any Preferred Stock that might be outstanding at the time any such amendments are submitted to stockholders. See "Risk
Factors -- Potential Anti-Takeover Effects."

STOCKHOLDER RIGHTS PLAN

     Each issued and outstanding share of Common Stock has associated with it one right to purchase from the Company a share of Common Stock (the "Rights") at a price of $20 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the rights agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as rights agent (the "Rights Agent"). The Rights will be evidenced by the Common Stock certificates. The Rights will be exercisable upon the earlier to occur of:
(i) ten business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock, or any person who acquires beneficial ownership in a Permitted Transaction, as defined below (an "Acquiring Person"); or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to any person becoming an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding shares of Common Stock (the earlier of such dates being the "Distribution Date").

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new shares of Common Stock certificates issued upon transfer or new issuances of shares of Common Stock will contain the notation incorporating the Rights Agreement by reference. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date and will expire on October 24, 2007 (the "Final Expiration Date"), unless extended or unless the Rights are earlier redeemed by the Company.

     The Purchase Price payable and the number of shares of Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment in certain circumstances. In the event any person or entity becomes an Acquiring Person and one of the following events has occurred, then proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will then be void), will have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the applicable exercise price of the Right: (i) the Company is the surviving corporation in a merger with an Acquiring Person and the shares of Common Stock are not changed or exchanged; (ii) the Acquiring Person engages in certain self-dealing transactions with the Company; (iii) any person becomes the beneficial owner of 15% or more of the outstanding shares of Common Stock (unless the event in which such person acquired 15% or more of the outstanding shares of Common Stock is a Permitted Transaction); or (iv) the Company engages in a reclassification or recapitalization that results in an increase of 1% or more in the Acquiring Person's percentage of ownership of the Company.

     A Permitted Transaction is a stock acquisition, tender or exchange offer pursuant to a definitive agreement that would result in a person beneficially owning 50% or more of the outstanding shares of shares of Common Stock and that was approved by the directors (including a majority of the directors not in association with an Acquiring Person) prior to the execution of the agreement or the public announcement of the offer. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, unless such event is a Permitted Transaction, proper provisions will be made so that each holder of a Right will have the right to receive, upon the exercise of the Right at the then applicable exercise price, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the applicable exercise price of the Right. At any time prior to the tenth business day following an Acquiring Person's acquisition of 15% or more of the outstanding shares of Common Stock, the Board of Directors, with concurrence of a majority of the directors in office at the time the Rights Agreement was adopted or whose initial election or nomination for election by the Company's stockholders was approved by a majority of the such directors then serving on the Board of Directors (the "Continuing Directors"), may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. In addition, the Board of Directors may extend or reduce the period during which the Rights are redeemable, so long as the Rights are redeemable at the time of such extension or reduction. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The terms of the Rights may be amended by the Board of Directors, with concurrence of a majority of the Continuing Directors, without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, except that from and after the Distribution Date no such amendment may adversely affect the economic interests of the holders of the Rights. See "Risk Factors -- Potential Anti-Takeover Effects."

            SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of the Common Stock as of February 5, 1999 by: (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock; (ii) each of the Company's directors; (iii) each of the Company's executive officers; and (iv) all directors and executive officers of the Company as a group.

                                                   BENEFICIAL OWNERSHIP(1)
                                                   -----------------------
                                                   NUMBER OF    PERCENT OF
                                                    SHARES        SHARES
                                                   ---------    ----------
NAME AND ADDRESS(2)
C. Russell Trenary, III(3).......................    749,318       1.8
Timothy A. Marcotte(4)...........................    171,914         *
Paul M. Malin(5).................................    199,914         *
Jeannie G. Cecka(6)..............................    195,243         *
Robert A. Haddad(7)..............................    247,275         *
Richard T. VanRyne(8)............................     89,736         *
Joseph D. Koenig(9)..............................    113,033         *
Michael S. McFarland, M.D.(10)...................     50,166         *
R. Dale Bowerman(11).............................     77,016         *
Alan B. Aker
  1445 Boca Raton Blvd.
  Boca Raton, Florida 33432......................  2,119,426       5.1
David C. Brown
  4101 Evans Avenue
  Ft. Myers, Florida 33901.......................  3,175,245       7.6
Aragon Ventures LLC
  51 West Liberty Street
  Suite 880
  Reno, Nevada 89502.............................  2,373,934       5.5
All executive officers and directors as a group
  (9 persons)(12)................................  1,893,614       4.6%

-------------------------
  *  Less than one percent

 (1) Based on information provided by each of the identified officers and directors.

 (2) Unless otherwise indicated, the persons named in the table above have the sole voting and investment power with respect to all shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each beneficial owner is: c/o Sunrise Technologies International, Inc., 3400 West Warren Avenue, Fremont, California 94538.

 (3) Includes 674,301 shares that Mr. Trenary does not currently own, but which he has the right to acquire within 60 days of February 5, 1999, pursuant to outstanding options granted under the Company's stock option plan ("Options") and 73,017 shares associated with convertible notes and warrants purchased in February 1997.

 (4) Consists of 171,914 shares that Mr. Marcotte does not currently own, but which he has the right to acquire within 60 days of February 5, 1999, pursuant to Options.

 (5) Includes 196,914 shares that Mr. Malin does not currently own, but which he has the right to acquire within 60 days of February 5, 1999, pursuant to Options.

 (6) Includes 190,143 shares that Ms. Cecka does not currently own, but which she has the right to acquire within 60 days of February 5, 1999, pursuant to Options.

 (7) Includes 187,539 shares that Mr. Haddad does not currently own, but which he has the right to acquire within 60 days of February 5, 1999, pursuant to Options, and 57,736 shares associated with the indirect ownership of convertible notes and warrants purchased in January 1998.

 (8) Includes 30,000 shares that Mr. VanRyne does not currently own, but which he has the right to acquire within 60 days of February 5, 1999, pursuant to Options, and 57,736 shares associated with the indirect ownership of convertible notes and warrants purchased in January 1998.

 (9) Consists of 84,166 shares that Mr. Koenig does not currently own, but which he has the right to acquire within 60 days of February 5, 1999, pursuant to Options, and 28,867 shares associated with convertible notes and warrants purchased in January 1998.

(10) Includes 44,166 shares that Dr. McFarland does not currently own, but which he has the right to acquire within 60 days of February 5, 1999, pursuant to Options.

(11) Includes 26,666 shares that Mr. Bowerman does not currently own, but which he has the right to acquire within 60 days of February 5, 1999, pursuant to Options.

(12) Includes 1,605,809 shares that such persons do not currently own, but which they have the right to acquire within 60 days of February 5, 1999, pursuant to Options, and 217,356 shares associated with the ownership of convertible notes and warrants purchased by such persons.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Offered Shares by the Selling Securityholders.

                            SELLING SECURITYHOLDERS

     The Offered Shares were acquired by the Selling Securityholders through investment in the 1997 Notes Placement, the 1998 Equity Offering or the 1999 Notes Placement. Absent registration under the Securities Act, the Offered Shares are subject to certain limitations on resale. The Registration Statement of which this Prospectus forms a part has been filed in satisfaction of certain registration rights granted by the Company to the Selling Securityholders.

     Certain of the Selling Securityholders, Pennsylvania Merchant Group ("PMG") and M.J. Meehan & Co., are, or are affiliated with, members of the National Association of Securities Dealers, Inc. ("NASD"). PMG has engaged from time to time, and in the future PMG and/or M.J. Meehan & Co. and/or their respective affiliates may engage in market-making activities with respect to the Common Stock. PMG, M.J. Meehan & Co. and their respective affiliates have engaged from time to time, and in the future may engage, in purchase and sale transactions involving Common Stock, including transactions with other NASD member firms. The Selling Securityholders, including PMG and M.J. Meehan & Co., and any participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions, discounts or concessions and any gain realized by a person deemed to be an underwriter may be deemed to be underwriting compensation to such person. From time to time since 1994,

PMG has provided financial advisor and investment banking services to the Company pursuant to engagement and other agreements (the "PMG Agreements"). Under the PMG Agreements, the Company has agreed to indemnify PMG and certain of its affiliates and employees from and against certain losses and liabilities.

     The following table assumes that each of the Selling Securityholders will sell all of the Offered Shares set forth opposite such Selling Securityholder's name. However, one or more of the Selling Securityholders may sell only a portion or may sell none of the Offered Shares set forth opposite such Selling Securityholder's name.

                                  COMMON SHARES                           COMMON SHARES
                                   BENEFICIALLY                            BENEFICIALLY
                                OWNED PRIOR TO THE      NUMBERS OF       OWNED AFTER THE
                                   OFFERING(1)        SHARES HELD OF       OFFERING(1)
                               --------------------    RECORD TO BE    --------------------
                               NUMBER OF   PERCENT     SOLD IN THE     NUMBER OF   PERCENT
                                SHARES     OF CLASS      OFFERING       SHARES     OF CLASS
                               ---------   --------   --------------   ---------   --------
1997 NOTES PLACEMENT:
David C. Brown...............  3,175,245     7.6%         171,429      3,003,816     7.2%
Pennsylvania Merchant
  Group......................    227,442       *          227,442             --       *
William M. Aden..............     57,143       *           57,143             --       *
Alan B. Aker and Ann G.
  Kasten-Aker................  2,119,426     5.1%         428,571      1,690,855     4.1%
Manus C. Kraff...............    407,849       1%          71,429        336,420       *
Scott McQueen................     25,000       *           25,000             --       *
C. Russell Trenary, III......     70,571       *           68,571          2,000       *
EDJ Limited..................     30,000       *           30,000             --       *
Amir L. Ecker................     80,000       *           50,000         30,000       *
Amir L. Ecker IRA............     39,000       *           39,000             --       *
Gregory A. and Carol G.
  Frankenfield, JTWROS.......      7,000       *            4,000          3,000       *
Harvey Kahn..................      8,100       *            8,100             --       *
Mary Losty...................     27,000       *           27,000             --       *
Salomon Melgen...............  1,783,697     4.3%         171,429      1,612,268     3.9%
Daniel J. O'Connor...........     28,571       *           28,571             --       *
Jeff Porter..................    171,000       *          171,000             --       *
Porter Parners, L.P..........    141,000       *          141,000             --       *
Leonid Roytman...............     50,000       *           25,000         25,000       *
Lawton and Rhea Chiles.......    171,429       *          171,429             --       *
Coutts (Jersey) Limited......    250,000       *          250,000             --       *
Carolyn Wittenbraker.........      7,857       *            7,857             --       *
1998 EQUITY OFFERING:
Jay Alpha Arney, Alpha Group
  Corporation................    215,000       *          215,000             --       *
Hank Asher...................    386,420       *           50,000        336,420       *
Charles H. Bechert IRA.......     60,000       *           60,000             --       *
Charles H. Bechert II,
  M.D. ......................     30,000       *           30,000             --       *
Harold P. Bernstein..........     50,000       *           50,000             --       *
Allan R. Crevi and James F.
  Sullivan, JTWROS...........     14,285       *           14,285             --       *
Arthur S. DeMoss
  Foundation.................    100,000       *          100,000             --       *

                                  COMMON SHARES                           COMMON SHARES
                                   BENEFICIALLY                            BENEFICIALLY
                                OWNED PRIOR TO THE      NUMBERS OF       OWNED AFTER THE
                                   OFFERING(1)        SHARES HELD OF       OFFERING(1)
                               --------------------    RECORD TO BE    --------------------
                               NUMBER OF   PERCENT     SOLD IN THE     NUMBER OF   PERCENT
                                SHARES     OF CLASS      OFFERING       SHARES     OF CLASS
                               ---------   --------   --------------   ---------   --------
Alexander M. Eaton...........     14,500       *           14,500             --       *
Gary J. and Susan O.
  Ferrentino.................     20,000       *           20,000             --       *
Jan Feldman..................      4,285       *            4,285             --       *
Eric M. and Deborah K. Fogel,
  JTWROS.....................     20,000       *           20,000             --       *
Jerre M. Freeman, M.D........     28,571       *           28,571             --       *
J.L. Gayton, M.D.............    195,854       *          128,570         67,284       *
J.L. Gayton, M.D. PC, 401(k)
  Profit Sharing Plan........     14,285       *           14,285             --       *
James P. Gills, M.D..........    285,714       *          285,714             --       *
Frank Goes, M.D..............     28,571       *           28,571             --       *
David I. Herbst..............      6,000       *            6,000             --       *
Don S. and Mary R. Hershman,
  JTWROS.....................      3,000       *            3,000             --       *
William Wells Hutchins.......     25,000       *           25,000             --       *
Mitchell A. Jackson, M.D.....     25,714       *           25,714             --       *
Maurice John.................     14,285       *           14,285             --       *
Dave Kenly...................      2,730       *            2,730             --       *
Steve Kenly..................      2,727       *            2,727             --       *
Erin Kenly...................      2,727       *            2,727             --       *
Bill Wimberly................      2,727       *            2,727             --       *
Gerald Jones.................      2,727       *            2,727             --       *
Bob Alton....................      2,727       *            2,727             --       *
Jill Alton...................      2,727       *            2,727             --       *
Andrew Alton.................      2,727       *            2,727             --       *
David Alton..................      2,727       *            2,727             --       *
Carley Alton.................      2,727       *            2,727             --       *
Amanda Alton.................      2,727       *            2,727             --       *
Stephen J. Landes............      3,000       *            3,000             --       *
Robert Maynor................     14,285       *           14,285             --       *
Terence S. Meehan............     20,000       *           20,000             --       *
Dr. Salomon and Flor Melgen,
  Tenancy by the Entirety....  1,869,410     4.5%         257,142      1,612,268     3.9%
Michael M. Nesbitt...........     20,000       *           20,000             --       *
Joel Packer..................     14,286       *           14,286             --       *
Joseph Piccirilli............     14,286       *           14,286             --       *
Joseph W. Shaffer............     50,000       *           50,000             --       *
William R.
  Schlichtemeier, M.D........     14,285       *           14,285             --       *
Sol-Rich Capital Group LLC...     28,571       *           28,571             --       *
Douglas L. Steel, MD TTEE a
  Prof. Corp. Profit Sharing
  Plan UAP...................     14,285       *           14,285             --       *

                                  COMMON SHARES                           COMMON SHARES
                                   BENEFICIALLY                            BENEFICIALLY
                                OWNED PRIOR TO THE      NUMBERS OF       OWNED AFTER THE
                                   OFFERING(1)        SHARES HELD OF       OFFERING(1)
                               --------------------    RECORD TO BE    --------------------
                               NUMBER OF   PERCENT     SOLD IN THE     NUMBER OF   PERCENT
                                SHARES     OF CLASS      OFFERING       SHARES     OF CLASS
                               ---------   --------   --------------   ---------   --------
Byron A. and Caroline B.
  Stratas....................    124,285       *          124,285             --       *
M. Jay Walkingshaw...........     14,300       *           14,300             --       *
Daniel W. Welch and Marcia
  McBride Welch..............     60,000       *           60,000             --       *
Joyce P. Wexler..............      3,000       *            3,000             --       *
Dennis L. Williams, M.D......     92,857       *           92,857             --       *
Allan Wulfstat...............      3,000       *            3,000             --       *
Irwin L. Zalcberg............     20,000       *           20,000             --       *
Irwin L. Zalcberg Profit
  Sharing Plan Dtd. 8/15/84
  Irwin Zalcberg TTEE........     14,286       *           14,286             --       *
Alan B. Aker and
  Ann Kasten-Aker............  2,119,426     5.1%         285,714      1,833,712     4.4%
David C. Brown...............  3,175,245     7.6%         571,428      2,603,817     6.3%
George H. Griffin............    285,714       *          285,714             --       *
Donald Sanders...............  1,737,327     4.2%         285,714      1,451,613     3.5%
1999 NOTES PLACEMENT:
Aragon Ventures LLC..........  2,373,934     5.7%       2,305,200         68,734       *

-------------------------
 *  Less than one percent.

(1) Determined as of December 31, 1998, except for Aragon Ventures LLC which was determined as of January 8, 1999.

                              PLAN OF DISTRIBUTION

     Some or all of the Offered Shares may be offered for sale and sold from time to time by the Selling Securityholders in the over-the-counter market (or any national securities exchange or interdealer quotation system on which the Common Stock may then be listed), or in privately negotiated transactions (which may include block transactions) or otherwise. In addition, the Selling Securityholders may engage in short sales and other transactions in the Common Stock or derivatives thereof, and may pledge, sell, deliver or otherwise transfer the Offered Shares in connection therewith. This Prospectus may be used by the Selling Securityholders or by any broker-dealer who may participate in sales of the Offered Shares. Participating broker-dealers may act as agents or principals or both and may receive commissions, discounts or concessions in connection with sales or other transfers of Offered Shares. The Company has not entered into any agreements or arrangements relating to the sale of the Offered Shares.

     The Company has agreed to pay the expenses of registering the Offered Shares on behalf of the Selling Securityholders, other than broker-dealer commissions, discounts or concessions and any legal fees incurred by the Selling Securityholders in connection with sales of the Offered Shares. The Company and the Selling Securityholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1996 and for each of the two years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated balance sheet as of December 31, 1997 and the consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1997 included in this Prospectus have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Offered Shares will be passed upon for the Company by Holleb & Coff, Chicago, Illinois. Eric M. Fogel, a partner with the law firm of Holleb & Coff, is presently the Secretary of the Company and certain of such firm's partners own shares of Common Stock, some of which are Selling Securityholders.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                                                              PAGE
                                                              ----
Report of Coopers & Lybrand L.L.P.(1), Independent
  Accountants...............................................  F-2
Report of Ernst & Young LLP, Former Independent Auditors....  F-3
Consolidated Balance Sheets as of December 31, 1997 and
  1996......................................................  F-4
Consolidated Statements of Operations for the Years Ended
  December 31, 1997, 1996 and 1995..........................  F-5
Consolidated Statement of Stockholders' Equity for the Years
  Ended
  December 31, 1997, 1996 and 1995..........................  F-6
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1996 and 1995..........................  F-7
Notes to Consolidated Financial Statements..................  F-8
Schedule II Valuation and Qualifying Accounts...............  F-21
Condensed Consolidated Statements of Operations -- Three and
  Nine Months
  Ended September 30, 1998 and 1997 (unaudited).............  F-22
Condensed Consolidated Balance Sheets -- September 30, 1998
  (unaudited)
  and December 31, 1997.....................................  F-23
Condensed Consolidated Statements of Cash Flows -- Nine
  Months
  Ended September 30, 1998 and 1997 (unaudited).............  F-24
Notes to Condensed Consolidated Financial Statements........  F-25

-------------------------
(1) Coopers & Lybrand L.L.P. is now known as PricewaterhouseCoopers LLP.

          REPORT OF COOPERS & LYBRAND L.L.P., INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Sunrise Technologies International, Inc.:

     We have audited the accompanying consolidated balance sheet of Sunrise Technologies International, Inc. as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. We have also audited the financial statement schedule for the year ended December 31, 1997. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit. The consolidated financial statements of Sunrise Technologies International, Inc. for the years ended December 31, 1996 and 1995, were audited by other auditors, whose report, dated March 10, 1997, included an explanatory paragraph that described the Company's ability to continue as a going concern.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunrise Technologies International, Inc. and its subsidiaries as of December 31, 1997, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                          COOPERS & LYBRAND L.L.P.

San Jose, California
March 6, 1998

            REPORT OF ERNST & YOUNG LLP, FORMER INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Sunrise Technologies International, Inc.

     We have audited the accompanying consolidated balance sheet of Sunrise Technologies International, Inc. as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunrise Technologies International, Inc. at December 31, 1996, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that Sunrise Technologies International, Inc. will continue as a going concern. The Company has incurred recurring operating losses which condition raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

                                          ERNST & YOUNG LLP

Palo Alto, California
March 10, 1997

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                               DECEMBER 31,
                                                           --------------------
                                                             1997        1996
                                                           --------    --------
                                                              (IN THOUSANDS,
                                                            EXCEPT SHARE DATA)
ASSETS
Current assets:
  Cash and cash equivalents............................    $  1,958    $    647
  Accounts receivable, net of allowance of $85 and $140
     in 1997 and 1996..................................         312         472
  Inventories, net.....................................         127       2,135
  Prepaid and other expenses...........................         140         288
          Total current assets.........................       2,537       3,542
                                                           --------    --------
Property and equipment, net............................         204         199
Other non-current assets...............................         208          --
                                                           --------    --------
          Total assets.................................    $  2,949    $  3,741
                                                           ========    ========
LIABILITIES AND STOCK HOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt....................    $     31    $     --
  Accounts payable.....................................         284       1,586
  Accrued payroll and related expenses.................         221         209
  Accrued warranty.....................................          25         199
  Other accrued expenses...............................         594         475
                                                           --------    --------
          Total current liabilities....................       1,155       2,469
Long term debt, net of current portion.................         945          --
                                                           --------    --------
          Total liabilities............................       2,100       2,469
                                                           --------    --------
Commitments and contingencies (Note 3)
Stockholders' equity:
  Preferred stock, $0.001 par value; 2,000,000 shares
     authorized, none issued or outstanding............          --          --
  Common stock, $0.001 par value; 75,000,000 shares
     authorized, 32,307,990 and 27,868,613 shares
     issued and Outstanding at December 31, 1997 and
     1996,
     respectively......................................          32          28
Additional paid-in-capital.............................      38,151      31,688
Deferred compensation..................................        (272)         --
Accumulated deficit....................................     (37,062)    (30,444)
                                                           --------    --------
          Total stockholders' equity...................         849       1,272
                                                           --------    --------
          Total liabilities and stockholders' equity...    $  2,949    $  3,741
                                                           ========    ========

See accompanying notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           YEARS ENDED DECEMBER 31,
                                                   -----------------------------------------
                                                      1997           1996           1995
                                                   -----------    -----------    -----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenues.....................................    $ 2,839        $ 5,654        $ 5,294
Cost of revenues.................................      2,546          4,016          3,657
                                                     -------        -------        -------
Gross profit.....................................        293          1,638          1,637
                                                     -------        -------        -------
Other costs and expenses:
  Engineering and development....................        964          1,326          1,218
  Sales, marketing and regulatory................      2,718          3,632          2,277
  General and administrative.....................      3,686          2,700          2,329
                                                     -------        -------        -------
  Total other costs and expense..................      7,368          7,658          5,824
                                                     -------        -------        -------
Loss from operations.............................     (7,075)        (6,020)        (4,187)
Gain on sale of dental assets....................      1,740             --             --
Interest income..................................         99             65             69
Interest expense.................................     (1,376)           (13)           (12)
Other............................................         (6)            --             --
                                                     -------        -------        -------
Net Loss.........................................    $(6,618)       $(5,968)       $(4,130)
                                                     =======        =======        =======
Net loss per share, basic and diluted............    $ (0.23)       $ (0.23)       $ (0.28)
                                                     =======        =======        =======
Shares used in calculation of basic and diluted
  net loss per share.............................     28,550         26,414         14,935
                                                     =======        =======        =======

See accompanying notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                 COMMON STOCK       ADDITIONAL                                              TOTAL
                              -------------------    PAID-IN       DEFERRED     TREASURY   ACCUMULATED   STOCKHOLDERS
                                SHARES     AMOUNT    CAPITAL     COMPENSATION    STOCK       DEFICIT        EQUITY
                              ----------   ------   ----------   ------------   --------   -----------   ------------
                                                       (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balance at December
  31,1994...................  10,459,286    $10      $22,312        $  --        $(619)     $(20,346)      $ 1,357
  Sale of common stock,
    net of offering costs...  15,100,000     15        7,528           --           --            --         7,543
  Cancellation of treasury
    stock...................    (275,000)    --         (619)          --          619            --            --
  Other.....................      (4,570)    --          (25)          --           --            --           (25)
  Net loss..................          --     --           --           --           --        (4,130)       (4,130)
                              ----------    ---      -------        -----        -----      --------       -------
Balance at December
  31,1995...................  25,297,716     25       29,196           --           --       (24,476)        4,745
  Sale of common stock,
    net of offering costs...   2,333,412      3        2,242           --           --            --         2,245
  Exercise of warrants and
    options.................     243,252     --          243           --           --            --           243
  Other.....................      12,233     --            7           --           --            --             7
  Net loss..................          --     --           --           --           --        (5,968)       (5,968)
                              ----------    ---      -------        -----        -----      --------       -------
Balance at December
  31,1996...................  27,868,613     28       31,688           --           --       (30,444)        1,272
  Issuance of warrants and
    beneficial conversion
    features in association
    with 1997 Notes.........                 --        1,838           --           --            --         1,838
  Conversion of 1997
    Notes...................   2,902,566      3        2,599           --           --            --         2,602
  Exercise of warrants......   1,270,531      1        1,073           --           --            --         1,074
  Exercise of options.......     247,913     --          279           --           --            --           279
  Sale of shares under
    Employee Stock
    Purchase Plan...........      18,367     --           15           --           --            --            15
  Deferred compensation
    related to stock option
    grants..................          --     --          659         (659)          --            --            --
  Amortization of deferred
    compensation............          --     --           --          387           --            --           387
  Net loss..................          --     --           --           --           --        (6,618)       (6,618)
                              ----------    ---      -------        -----        -----      --------       -------
Balance at December 31,
  1997......................  32,307,990    $32      $38,151        $(272)       $          $(37,062)      $   849
                              ==========    ===      =======        =====        =====      ========       =======

See accompanying notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     YEARS ENDED DECEMBER 31,
                                                   -----------------------------
                                                    1997       1996       1995
                                                   -------    -------    -------
                                                          (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss.........................................  $(6,618)   $(5,968)   $(4,130)
                                                   -------    -------    -------
Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization..................       77        438        102
  Amortization of deferred compensation..........      387         --         --
  Amortization of debt issuance costs............      150         --         --
  Warrant accretion and beneficial conversion
     features associated with 1997 Notes.........    1,066         --         --
  Issuance of common stock for services..........      371         --         --
  Provision for doubtful accounts................      176        115         25
  Provision for obsolete inventory...............      397         --         --
  Gain on sale of dental assets..................   (1,740)        --         --
  Changes in asset and liabilities:
     Accounts receivable.........................      (16)       461       (303)
     Inventories.................................      233       (837)       289
     Other current assets........................      148        (31)        25
     Accounts Payable............................   (1,302)       489       (278)
     Other accrued liabilities...................     (258)        36       (225)
     Other long-term liabilities.................      155         --         --
                                                   -------    -------    -------
          Total Adjustments......................     (156)       671       (365)
                                                   -------    -------    -------
Net cash used in operating activities............   (6,774)    (5,297)    (4,495)
                                                   -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment...............      (98)       (65)       (50)
Proceeds from sale of dental assets, net costs...    3,449         --         --
                                                   -------    -------    -------
Net cash provided by (used in) investing
  activities.....................................    3,351        (65)       (50)
                                                   -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
Payment on capital lease obligations.............       (5)        --        (18)
Issuance of common stock, net of offering
  costs..........................................      996      2,495      7,518
Issuance of 1997 Notes...........................    4,101         --         --
Capitalization of debt issuance costs............     (358)        --         --
                                                   -------    -------    -------
Net cash provided by financing activities........    4,734      2,495      7,500
                                                   -------    -------    -------
Net increase (decrease) in cash and
  equivalents....................................    1,311     (2,867)     2,955
Cash and cash equivalents at beginning of year...      647      3,514        559
                                                   -------    -------    -------
Cash and cash equivalents at end of year.........  $ 1,958    $   647    $ 3,514
                                                   =======    =======    =======

See accompanying notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

     Sunrise Technologies International, Inc. (the "Company") develops, manufactures and markets laser systems and other products for applications in ophthalmology. The Company was organized as a California corporation in March 1987 and was reincorporated in Delaware in June 1993 as Sunrise Technologies International, Inc. The Company continues to do business under the name Sunrise Technologies, Inc.

Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of all intercompany balances and transactions.

     The Company has incurred significant losses for the last several years and at December 31, 1997 has an accumulated deficit of $37,062,000. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company's long term ability to continue as a going concern is dependent upon returning to profitable operations. Management's plans include increasing sales through increased direct sales and marketing efforts on existing products and pursuing timely regulatory approval for certain products under development. Management also recognized the need for infusion of cash during the fiscal year 1998 and in January 1998, the Company completed a $9,300,000 private placement of convertible notes with warrants, net of offering costs. There can be no assurance that additional funds can be raised on terms acceptable to the Company, if at all.

Industry Segment and Concentration of Risks

     The Company, which operates in a single industry segment, designs, manufactures, markets and services medical laser systems. The Company sells its products to customers in the field of ophthalmology globally. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash investments and trade receivables. The Company invests its excess cash in deposits with major banks, in U.S. Treasury and U.S. Agency obligations.

     One of the more significant risks potentially affecting the Company's operating results is the fact that a substantial portion of the Company's net revenues in each quarter generally result from shipments during the latter part of the quarter. Because the Company establishes its operating expense levels based on expected revenue, if anticipated shipments in any quarter do not occur as expected, gross profits may be adversely affected. For these and other reasons, the Company may not learn of shortfalls in revenues, margins or other financial results until late in a quarter. Any such shortfall could have an immediate and material adverse effect on the Company's operating results. The Company's activities are subject to extensive regulation by the FDA and similar health authorities in certain foreign countries. The LTK System is regulated as a Class III medical device by the FDA under the Food, Drug & Cosmetic Act. Class III medical devices require a PMA by the FDA

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

prior to commercial sale in the United States. The PMA process (and underlying clinical studies) is lengthy, the outcome is difficult to predict and requires substantial commitments of the Company's financial resources and management's time and effort. Delays in obtaining or failure to obtain required regulatory approvals or clearances in the United States and other countries would postpone or prevent the marketing of the LTK System and other devices and would impair the Company's ability to generate funds from operations, which in turn would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to obtain in a timely manner, if at all, the required PMA in the United States for intended uses of the LTK System, or for any other devices which the Company may seek approvals or clearances. Any products manufactured or distributed by the Company will be subject to pervasive and continuing regulation by the FDA.

     In addition, the introduction of the Company's products in foreign countries may require obtaining individual foreign regulatory clearances in numerous countries. Although the Company's products have been sold in approximately 15 countries, sales of the LTK System require rigorous regulatory approvals before being sold in the United States and Japan. There can be no assurance that the Company will be able to obtain regulatory clearances for its products in the United States or foreign markets.

     The Company's international business is an important contributor to the Company's net revenues and gross profits. Substantially all of the Company's international sales are denominated in the U.S. dollar and an increase in the value of the U.S. dollar relative to foreign currencies could make products sold internationally less competitive. The Company does not have any overseas offices.

     The Company has developed only limited clinical data to date on the safety and efficacy of the LTK System in correcting hyperopia (farsightedness), and related long-term safety and efficacy data. The FDA has not yet determined whether the LTK System will prove to be safe or effective for the predictable and reliable treatment of hyperopia or other common vision problems. There can be no assurance that long-term safety and efficacy data when collected will be consistent with the clinical trial results previously obtained or will demonstrate that the LTK System can be used safely and successfully to treat hyperopia in a broad segment of the population on a long-term basis.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

     Cash and cash equivalents consist of cash on deposit with the Company's bank and highly liquid investments with a maturity from the date of purchase of 90 days or less. As of December 31, 1997 and 1996, the Company did not hold any investments in debt or equity securities.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

Inventories

     Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Inventories at December 31, consist of:

                                                        1997      1996
                                                        -----    ------
                                                        (IN THOUSANDS)
Raw materials.........................................  $ 416    $1,468
Work-in progress......................................    167       299
Finished goods........................................    190       718
                                                        -----    ------
                                                          773     2,485
Less reserves.........................................   (646)     (350)
                                                        -----    ------
Inventory, net........................................  $ 127    $2,135
                                                        =====    ======

     Most components used in the Company's laser systems are purchased from outside sources. Although some of the parts and components used by the Company in producing its products are available from multiple sources, the Company currently purchases each of its components from a single source in an effort to obtain volume discounts.

Property and Equipment

     Property and equipment is stated at cost and depreciated using the straight-line method for financial reporting over estimated useful lives of two to five years. Assets under capitalized leases are amortized over the shorter of the term of the lease or their useful lives, and such amortization is included with depreciation expense. Property and equipment at December 31, consists of:

                                                       1997      1996
                                                       -----    -------
                                                        (IN THOUSANDS)
Machinery and equipment..............................  $ 257    $ 1,644
Computer Equipment...................................    231        611
Furniture and fixtures...............................     27        207
Leasehold improvements...............................      0        392
                                                       -----    -------
                                                         515      2,854
Less accumulated depreciation and amortization.......   (311)    (1,655)
                                                       -----    -------
Property and equipment, net..........................  $ 204    $   199
                                                       =====    =======

Other Non-Current Assets

     Other non-current assets are comprised principally of note placement costs and are being amortized over the life of the notes issued in the 1997 Notes Placement (the "1997 Notes") (two years). The amortization of the note placement costs into interest expense for 1997, 1996 and 1995 was $149,000, $0 and $0, respectively.

Net Loss Per Share

     Effective December 31, 1997, the Company adopted Financial Accounting Standards Board No. 128 "Earnings Per Share" (EPS) and accordingly all prior periods have been

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

restated. Basic EPS is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. Common equivalent shares are excluded from the computation of net loss per share if their effect is anti-dilutive.

     The following is a reconciliation of the numerator (net loss) and denominator (number of shares) used in the basic and diluted EPS calculation:

                                             YEARS ENDED DECEMBER 31,
                                           -----------------------------
                                            1997       1996       1995
                                           -------    -------    -------
                                                  (IN THOUSANDS,
                                              EXCEPT PER SHARE DATA)
BASICS EPS:
  Net Loss...............................  $(6,618)   $(5,968)   $(4,130)
  Average Common Shares Outstanding......   28,550     26,414     14,935
                                           -------    -------    -------
  Basic EPS..............................  $ (0.23)   $ (0.23)   $ (0.28)
                                           =======    =======    =======
DILUTED EPS:
  New Loss...............................  $(6,618)   $(5,968)   $(4,130)
  Average Common Shares Outstanding......   28,550     26,414     14,935
  Convertible Notes......................       --         --         --
  Warrants...............................       --         --         --
  Stock Options..........................       --         --         --
     Total Shares........................   28,550     26,414     14,935
                                           -------    -------    -------
  Diluted EPS............................  $ (0.23)   $ (0.23)   $ (0.28)
                                           =======    =======    =======

     7,303,537 shares in 1997, 989,637 shares in 1996 and 739,446 shares in 1995 were excluded from the shares used to calculate diluted EPS as their effect is anti-dilutive.

Stock Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the market price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. For grants of options or warrants to non-employees, compensation expense is measured using the intrinsic value method and the resulting compensation is deferred and amortized to expense over the vesting period. The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation."

Revenue Recognition

     Revenues are recognized at time of shipment. A provision for the estimated future cost of warranty is made at the time a sale is recorded.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

Research and Development

     Research and development expenditures are charged to operations as incurred.

Segment Information

     The Company had export sales by region as follows:

                                               1997      1996      1995
                                              ------    ------    ------
                                                    (IN THOUSANDS)
Europe......................................  $  152    $1,036    $1,948
Pacific Rim.................................     409     1,602     1,192
Canada......................................     180        --       248
Other.......................................     324        --       282
                                              ------    ------    ------
  Total.....................................  $1,065    $2,638    $3,670
                                              ======    ======    ======

Fair Value of Financial Instruments

     Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its debt obligations approximates fair value.

Reclassifications

     Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

2. TAXES ON INCOME

     The Company uses the liability method to calculate deferred income taxes. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. The Company's effective tax rate differs from the statutory federal income tax rate as shown in the following schedule:

                                                    1997    1996    1995
                                                    ----    ----    ----
Statutory Rate....................................  (34)%   (34)%   (34)%
NOL's not benefited which have been reserved......   34      34      34
                                                    ---     ---     ---
                                                      0%      0%      0%
                                                    ===     ===     ===

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

     Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities for 1997 and 1996 are as follows:

              DEFERRED TAX ASSETS:                   1997        1996
              --------------------                 --------    --------
                                                      (IN THOUSANDS)
  Net operating loss carryforwards...............  $ 11,100    $  9,000
  Research credits (expire 2005-2009)............       700         600
  Other..........................................       500         600
                                                   --------    --------
Total deferred tax asset.........................    12,300      10,200
Valuation allowance for deferred tax assets......   (12,300)    (10,200)
                                                   --------    --------
Net deferred tax assets..........................  $     --    $     --
                                                   ========    ========

     As of December 31, 1997, the Company had federal and state net operating loss carryforwards of approximately $30,000,000 and $11,000,000, respectively. The change in the Company's valuation allowance from 1996 to 1997 was an increase of $2,100,000. The net operating loss and credit carryforwards will expire at various dates through 2012 if not utilized.

     The ownership change provisions of the Internal Revenue Code of 1986 and similar state provisions would limit utilization of the carry forwards should there be a substantial change in the Company's ownership. The annual limitation may result in the expiration of net operating losses and credits before utilization

3. COMMITMENTS AND CONTINGENCIES

Leases

     The Company leases certain of its facilities and equipment under a noncancellable operating lease. Rent expense was $233,000, $290,000 and $281,000 in 1997, 1996 and 1995, respectively.

     The following is a schedule by year of future minimum lease payments at December 31, 1997:

                                                       OPERATING
                                                         LEASES
                                                       ----------
                                                          (IN
                                                       THOUSANDS)
Year ending December 31, 1998........................     $147
  1999...............................................      155
  2000...............................................      162
  2001...............................................       14
                                                          ----
Total minimum payments required......................     $478
                                                          ====

Contingencies

     During 1997, the Company settled all of its outstanding disputes with American Dental Technologies, Inc. ("ADT") and with Danville Engineering, Inc. The settlement called for certain payments to be made by the Company to ADT upon the sale of the

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

dental assets of the Company. The Company made a payment of $275,000 to ADT during 1997 and believes it has no further obligation to pay ADT.

4. LONG-TERM DEBT

     Long-term debt consists primarily of the 1997 Notes and associated discounts on those notes. In March 1997, the Company completed a private placement of convertible notes with warrants raising gross proceeds of $4,101,000. In connection with this private placement, the placement agent received warrants to purchase 230,756 shares of common stock at an exercise price of $1.00 per share with expiration dates of February and March 2002. In addition, the notes were convertible into 4,615,143 shares of common stock and the warrants attached to the notes were convertible into 2,307,572 shares of common stock with an exercise price of $1.00 per share and expiration dates of February and March 2002. As of December 31, 1997, certain of the notes were converted into 2,902,573 shares of common stock and certain warrants were converted into 702,857 shares of common stock. As of December 31, 1997, there remained warrants outstanding convertible into 1,835,471 common stock, including the placement agent warrants, and 1,712,570 shares convertible from the notes. The 1997 Notes consist of $1,499,000 in principal at December 31, 1997, bear interest at 5% per annum, and are due and payable in February and March of 1999. The 1997 Notes are collateralized by a lien against the Company's ophthalmic patents and have no significant performance covenants. The majority of the 1997 Notes, which are immediately convertible, were issued with a beneficial conversion feature. The resulting discount of approximately $515,000 increased the effective interest rate and has been charged to interest expense.

     The Company also leases certain equipment under noncancellable capital leases. The cost of equipment under capital leases was $103,000 and accumulated amortization was $8,500 at December 31, 1997.

     As of December 31, 1997, the Company's long-term debt consisted of $1,499,000 of the 1997 Notes, net of a discount related to the warrants of $772,000, interest of $155,000 on the 1997 Notes and capital lease obligations of $94,000. Future payments of $32,000, $1,686,000 and $30,000 are due in fiscal years 1998, 1999 and 2000, respectively. The effective rate of interest of the 1997 Notes, which includes the amortization of the fair value of the warrants, is approximately 21%.

Warrants

     The Company has granted the note holders participating in the 1997 Notes Placement warrants to purchase 2,538,328 shares of common stock. The warrants are exercisable at a purchase price of $1.00 per share and expire in February and March 2002. The warrants issued had a fair value of approximately $1.25 per warrant, at the time of issuance. The fair value of these warrants has been reflected as additional consideration for the 1997 Notes, recorded as a discount on the debt and accreted as interest expense to be amortized over the life of the 1997 Notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

5. STOCKHOLDERS' EQUITY

Common Stock

     In February 1994, the Company completed a private placement of 1,250,000 shares of common stock. In connection with the private placement, the placement agent received warrants to purchase 62,500 shares of common stock. The exercise price for the warrants is $6.00 per share and the warrants expire February 1999.

     In June 1995, the Company completed a private placement of 2,100,000 shares of common stock.

     In September 1995, the Company completed a private placement of 13,000,000 shares of common stock. In connection with the private placement, the placement agent received a warrant to purchase 675,000 shares of common stock. The exercise price for these warrants was $0.55 and only 567,674 shares were exercised in full during 1997. The remaining 107,326 shares were cancelled.

     In September 1996, the Company completed a private placement of 2,333,412 shares of common stock. In connection with the private placement, the placement agent received warrants to purchase 116,721 shares of common stock with an exercise price of $1.0625 per share and an expiration date of August 2001.

     In March 1997, the Company completed a private placement of convertible notes with warrants. In connection with this private placement, the placement agent received warrants to purchase 230,756 shares of common stock at an exercise price of $1.00 per share with expiration dates of February and March 2002. In addition, the notes were convertible into 4,615,143 shares and the warrants attached to the notes were convertible into 2,307,572 shares with an exercise price of $1.00 per share and an expiration date of February and March 2002. The Company also issued 276,000 warrants to consultants and members of its Scientific Advisory Board in November 1997 to purchase shares of common stock at exercise prices ranging from $1.00 to $3.60. These warrants terminate in November 2002. As of December 31, 1997, certain of the notes were converted into 2,902,573 shares and certain warrants were converted into 702,857 shares of common stock. As of December 31, 1997, there remained warrants outstanding convertible into 1,835,471 common shares, including the placement agent warrants, and 1,712,570 shares convertible from the notes.

     As of December 31, 1997, there were warrants outstanding to purchase 2,290,692 shares of common stock.

     In January 1998, the Company completed a private placement of convertible notes with warrants. The notes are convertible into 3,116,666 shares of common stock and the warrants are convertible into 1,870,000 shares of common stock with an exercise price of $3.00 and an expiration date of January 2003.

Stock Option Plans

     In 1988, the Company adopted the 1988 Stock Option Plan (the "1988 Plan") under which employees, directors and consultants may be granted incentive or nonstatutory stock options. Under the 1988 Plan, incentive stock options must be granted at an exercise price of not less than the fair market value of the common stock at the date of grant, except

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

that options granted to stockholders owning greater than 10 percent of the total voting power of all classes of stock of the Company must have an exercise price of not less than 110 percent of the fair market value at the date of grant. Nonstatutory options must be at least 85 percent of fair market value at the date of grant. Options granted generally provide that 25 percent of the shares subject thereto become exercisable one year after the date of grant and 1/36 of the remaining shares subject to the option become exercisable each month thereafter. The 1988 Plan expires in November 1998.

     In 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan") under which employees, directors and consultants may be granted incentive or nonstatutory stock options. Under the 1997 Plan, incentive stock options must be granted at an exercise price of not less than the fair market value of the common stock at the date of grant, except that options granted to stockholders owning greater than 10 percent of the total voting power of all classes of stock of the Company must have an exercise price of not less than 110 percent of the fair market value at the date of grant. Nonstatutory options must be at least 85 percent of fair market value at the date of grant. Options granted generally provide that 1/48 of the shares subject to the option become exercisable each month after the grant. The 1997 Plan expires in 2007.

     The Company recognized approximately $949,000 of stock-based compensation expense associated with the issuance of stock options and warrants to consultants in 1997.

     The fair value of each option grant is estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions for grants in 1997 and 1996:

                                             1997         1996
                                           ---------    ---------
Risk-free interest.......................    6.15%        5.70%
Expected life............................  4.8 years    4.8 years
Volatility...............................    95.5%        95.5%
Dividend yield...........................     --           --

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

     A summary of the Company's option activity as of December 31, 1997, 1996, and 1995 and changes during the year ending on those dates are as follows:

                           SHARES         OUTSTANDING OPTIONS
                         AVAILABLE     -------------------------    WEIGHTED AVERAGE
                         FOR GRANT      SHARES      SHARE PRICE      EXERCISE PRICE
                         ----------    ---------    ------------    ----------------
BALANCE -- 12/31/1994...    346,770    1,183,858    $0.85-$4.375         $2.032
  Reserved.............   1,550,000
  Granted..............    (605,000)     605,000     $0.91-$2.50          1.290
  Cancelled............     336,194     (336,194)   $1.50-$4.375          2.776
  Exercised............          --      (20,000)         $4.375          4.375
                         ----------    ---------    ------------         ------
BALANCE -- 12/31/1995...  1,627,964    1,432,664     $0.91-$2.50          1.064
  Reserved.............          --
  Granted..............  (1,711,000)   1,711,000     $1.03-$2.87           1.10
  Cancelled............     379,974     (379,974)    $0.91-$1.00           0.99
  Exercised............          --     (251,252)    $1.00-$1.25           1.02
                         ----------    ---------    ------------         ------
BALANCE -- 12/31/1996...    296,938    2,512,438     $0.91-$2.87           1.09
  Reserved.............   3,000,000
  Granted..............  (2,954,300)   2,954,300     $1.00-$4.44           2.69
  Cancelled............     858,370     (858,370)    $0.75-$2.87           1.18
  Exercised............          --     (247,913)    $0.75-$1.06           1.01
                         ----------    ---------    ------------         ------
BALANCE -- 12/31/1997...  1,201,008    4,360,455     $1.00-$4.44           2.16

     As of December 31, 1997 and 1996, vested options to purchase 1,476,112 and 680,248 shares, respectively, were exercisable. The weighted average fair value of those options granted in 1997, 1996 and 1995 was $2.08, $0.74 and $0.89, respectively.

     The following table summarizes information about fixed stock options outstanding at December 31, 1997:

                               OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                       ------------------------------------   ------------------------------------
                                      WEIGHTED                               WEIGHTED
                                       AVERAGE                                AVERAGE
                                      REMAINING    WEIGHTED                  REMAINING    WEIGHTED
                                     CONTRACTUAL   AVERAGE                  CONTRACTUAL   AVERAGE
                         NUMBER         LIFE       EXERCISE     NUMBER         LIFE       EXERCISE
                       OUTSTANDING     (YEARS)      PRICE     EXERCISABLE     (YEARS)      PRICE
                       -----------   -----------   --------   -----------   -----------   --------
$0.75-$1.75..........   2,788,155        6.8        $1.15      1,404,816        6.5        $1.05
$1.76-$3.75..........       8,000        8.3         2.87          7,664        8.3         2.87
$3.76-$4.75..........   1,564,300        9.7         3.97         63,632        9.6         3.89
                        ---------        ---        -----      ---------        ---        -----
                        4,360,455        7.9        $2.16      1,476,112        6.6        $1.18
                        =========        ===        =====      =========        ===        =====

Employee Stock Purchase Plan

     During 1992, the 1992 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors. As of December 31, 1997, a total of 200,000 shares of common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan provides for eligible employees to purchase common stock at a price equal to 85% of

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

the fair market value at certain specified dates. Purchases are limited to 10 percent of each employee's compensation. There were 59,023 and 40,656 shares issued under the plan as of December 31, 1997 and 1996, respectively.

     Fair value for the purchase rights issued under the Purchase Plan is determined under the Black-Scholes valuation model using the following assumptions for 1997, 1996 and 1995:

                                         1997        1996        1995
                                       --------    --------    --------
Risk-free Interest Rates.............   6.15%       5.70%       5.60%
Expected Life........................  6 months    6 months    6 months
Volatility...........................   95.5%       95.5%       95.5%
Dividend Yield.......................     --          --          --

     The weighted average fair market value of those purchase rights granted in 1997 and 1996 was $0.76 and $0.96, respectively.

     The Company has adopted the disclosure-only provisions of the Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation." Had compensation cost for the Stock Plans been determined based on the fair market value at the grant date for awards in 1997, 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per share for the years ended December 31, 1997, 1996 and 1995 would have been increased as follows:

                                            1997       1996       1995
                                           -------    -------    -------
                                               (AMOUNTS IN THOUSANDS
                                              EXCEPT PER SHARE DATA)
Net loss -- as reported..................  $(6,618)   $(5,968)   $(4,130)
Net loss -- pro forma....................  $(7,322)   $(6,390)   $(4,220)
Net loss per share -- as reported........  $ (0.23)   $ (0.23)   $ (0.28)
Net loss per share -- pro forma..........  $ (0.26)   $ (0.24)   $ (0.28)

6. SALE OF DENTAL ASSETS

     In June 1997, the Company completed the sale of the Company's assets associated with its dental laser, air abrasive and composite curing systems (the Dental Assets) to Lares Research. The purchase price paid for the Dental Assets was $5,500,000, consisting of $4,000,000 in cash paid at closing and $1,500,000 in the form of a promissory note, bearing interest at 8% per annum, with installments of $1,000,000 of principal plus accrued interest and $500,000 of principal plus accrued interest, due in June 2000 and June 2001, respectively (the "Lares Note"). Although the Company anticipates collecting interest and principal on the Lares Note, collection is not reasonably assured due to the subordination of the Lares Note to Lares' bank and the Company intends to recognize proceeds from the

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

sale and interest on the note as cash is received. The gain on sale of the Dental Assets is comprised as follows:

                                                     IN THOUSANDS
                                                     ------------
Cash proceeds from the sale of the dental assets...    $ 4,000
Less: Inventory and equipment sold.................     (1,498)
      ADT transfer fee.............................       (275)
      Transaction fees.............................       (237)
      Other costs..................................       (250)
                                                       -------
      Gain on sale of dental assets................    $ 1,740
                                                       =======

     The Company sold the Dental Assets as of June 1997 and as a consequence, had effectively no revenues or earnings from the Dental Assets during the second half of 1997. Approximately $211,000 of the estimated costs remain unpaid as of December 31, 1997. On a pro-forma basis, the Company had the following revenues and earnings from the dental business during the first half of 1997, 1996 and 1995, including the gain on sale of the Dental Assets of $1,740,000 in 1997:

                                             1997      1996       1995
                                            ------    -------    -------
                                                   (IN THOUSANDS)
Revenues from dental business.............  $1,968    $ 5,514    $ 4,008
Loss from dental business.................  $  (11)   $(2,504)   $(3,488)

     Revenues from the dental business were $1,968,000 through June 1997. Cost of revenues were approximately $1,738,000, and operating expenses through June 1997 were $1,980,000. Interest expense and interest income were $11,000 and $10,000, respectively, through June 1997. The operating loss from the dental business and the gain on the sale of the dental business were $1,750,000 and $1,740,000, respectively, in 1997.

     Substantially all of the Company's resources to-date were being derived from the dental business. The Company is not expecting significant revenues from ophthalmic sales until the FDA approves the LTK System for sale in the United States.

7. SUPPLEMENTAL STATEMENT OF CASH FLOWS INFORMATION

                                                     1997    1996    1995
                                                     ----    ----    ----
                                                        (IN THOUSANDS)
CASH PAID DURING THE YEAR FOR:
Interest...........................................  $13     $ 5     $--
Income taxes.......................................  $ 6     $ 9     $--

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

                                             1997      1996       1995
                                            ------    -------    -------
                                                   (IN THOUSANDS)
Conversion of notes payable to common
  stock...................................  $2,602    $    --    $    --

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

8. EMPLOYEE BENEFIT PLAN

     During 1993, the Company established a 401(k) tax-deferred savings plan under which all employees meeting certain age and service requirements may contribute up to 15% of their eligible compensation (up to a maximum allowed under IRS rules). Contributions may be made by the Company at the discretion of the Board of Directors. Contributions by the Company amounted to $20,000, $24,000 and $7,000 in 1997, 1996, and 1995, respectively.

9. SUBSEQUENT EVENTS

     In January 1998, the Company completed a $9,300,000 private placement of convertible notes (convertible into the Company's common stock) with warrants, net of offering costs. The promissory notes are convertible at any time, at the option of the holder. The notes bear an interest rate of 12%, payable-in-kind semi-annually (additional convertible notes), and convert at a price of $3.00 per share. There were warrants to purchase 1,870,000 shares of the Company's common stock issued as part of this private placement with an exercise price of $3.00 per share and an expiration date of January 2003. The notes have a maturity date of January 2001 and the Company has an option to extend the notes for an additional two years for additional warrant consideration.

                 SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

                                                ADDITIONS
                                   BALANCE AT   CHARGED TO                         BALANCE
                                   BEGINNING    COSTS AND                          AT END
                                     PERIOD      EXPENSES    DEDUCTIONS   OTHER   OF PERIOD
                                   ----------   ----------   ----------   -----   ---------
YEAR ENDED DECEMBER 31, 1995
Reserves and allowances deducted
  from assets accounts:
  Allowance for uncollectible
     accounts....................     $450        $   25       $(450)      $--     $   25
  Allowance for inventory........     $513        $  250       $(295)      $--     $  468
YEAR ENDED DECEMBER 31, 1996
Reserves and allowances deducted
  from assets accounts:
  Allowance for uncollectible
     accounts....................     $ 25        $  115       $  --       $--     $  140
  Allowance for inventory........     $468        $   --       $(118)      $--     $  350
YEAR ENDED DECEMBER 31, 1997
Reserves and allowances deducted
  from assets accounts:
  Allowance for uncollectible
     accounts....................     $140        $  176       $(232)      $--     $   84
  Allowance for inventory........     $350        $  397       $(100)      $--     $  647
  Allowance for uncollectible
     notes.......................       --        $1,500          --       $--     $1,500

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                       THREE MONTHS ENDED     NINE MONTHS ENDED
                                         SEPTEMBER 30,          SEPTEMBER 30,
                                       ------------------    -------------------
                                        1998       1997        1998       1997
                                       -------    -------    --------    -------
Net revenues.........................  $   180    $    76    $    504    $ 2,539
Cost of revenues.....................      615        200       1,499      2,159
                                       -------    -------    --------    -------
          Gross profit...............     (435)      (124)       (995)       380
Other costs and expenses:
  Engineering and development........      621        226       1,618        570
  Sales, marketing and regulatory....      822        413       2,480      2,046
  General and administrative.........    1,060        704       4,909      2,606
                                       -------    -------    --------    -------
          Total other costs and
             expenses................    2,503      1,343       9,007      5,222
                                       -------    -------    --------    -------
Loss from operations.................   (2,938)    (1,467)    (10,002)    (4,842)
Gain on sale of dental assets........       --         --          --      1,740
Interest income......................       89         42         289         74
Interest expense.....................     (719)      (132)     (3,222)    (1,080)
                                       -------    -------    --------    -------
          Net loss...................  $(3,568)   $(1,557)   $(12,935)   $(4,108)
                                       =======    =======    ========    =======
          Net loss per share, basic
             and diluted.............  $ (0.10)   $ (0.06)   $  (0.38)   $ (0.15)
                                       =======    =======    ========    =======
Shares used in calculation of basic
  and diluted net loss per share.....   34,311     27,932      33,707     27,896
                                       =======    =======    ========    =======

See accompanying notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                      SEPTEMBER 30,    DECEMBER 31,
                                                          1998             1997
                                                      -------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents.........................    $  5,783         $  1,958
  Accounts receivable, net..........................         196              312
  Inventories, net..................................          --              127
  Other current assets..............................         457              140
                                                        --------         --------
          Total current assets......................       6,436            2,537
Property and equipment, net.........................         552              204
Other non-current assets............................         245              208
                                                        --------         --------
          Total assets..............................    $  7,233         $  2,949
                                                        ========         ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.................    $    688         $     31
  Accounts payable..................................         549              284
  Deferred revenues.................................         160               --
  Accrued payroll and related expenses..............         302              221
  Other accrued expenses............................       1,010              619
                                                        --------         --------
          Total current liabilities.................       2,709            1,155
Long-term debt, net of current portion..............       6,867              945
Other long term liabilities.........................         244               --
                                                        --------         --------
          Total liabilities.........................       9,820            2,100
                                                        --------         --------
Stockholders' equity (deficit):
  Preferred Stock, $0.001 par value, 2,000,000
     shares authorized, none issued or outstanding
     Common Stock, $0.001 par value, 75,000,000
     shares authorized, 34,499,000 and 32,308,000
     shares issued and outstanding at September 30,
     1998 and December 31, 1997, respectively.......          34               32
Additional paid-in capital..........................      47,595           38,151
Deferred compensation...............................        (219)            (272)
Accumulated deficit.................................     (49,997)         (37,062)
                                                        --------         --------
          Total stockholders' equity (deficit)......      (2,587)             849
                                                        --------         --------
          Total liabilities and stockholders' equity
             (deficit)..............................    $  7,233         $  2,949
                                                        ========         ========

See accompanying notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                            -------------------
                                                              1998       1997
                                                            --------    -------
                                                              (IN THOUSANDS)
CASH FLOWS FOR OPERATING ACTIVITIES:
  Net loss................................................  $(12,935)   $(4,108)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization........................       121        120
     Amortization of deferred compensation................     2,815         --
     Amortization of debt issuance costs..................       195         --
     Gain on sale of dental assets........................        --     (1,740)
     Warrant accretion and beneficial conversion features
       associated with 1997 and 1998 Notes................     2,186        991
     Issuance of common stock for services................       150         --
     Provision for excess and obsolete inventory..........      (161)       210
     Provision for doubtful accounts......................        --        176
     Conversion of accrued interest to notes payable......       403         --
  Changes in assets and liabilities
     Accounts receivable..................................       116         92
     Inventories..........................................       288        120
     Other current assets.................................      (317)        41
     Other non-current assets.............................      (218)        --
     Accounts payable.....................................       265     (1,446)
     Other accrued liabilities and deferred revenues......       632         75
     Other long term liabilities..........................       244         --
                                                            --------    -------
Total adjustments.........................................     6,719     (1,361)
                                                            --------    -------
Net cash used in operating activities.....................    (6,216)    (5,469)
                                                            --------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment......................      (469)       (75)
                                                            --------    -------
Net cash used in investing activities.....................      (469)       (75)
                                                            --------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment on capital lease obligations....................       (26)        --
  Issuance of common stock, net of offering costs.........     1,200        256
  Issuance of redeemable convertible notes................     9,350      3,743
  Proceeds from sale of dental assets.....................        --      4,000
  Costs associated with sale of dental assets.............        --       (411)
  Capitalization of debt issuance costs...................       (14)        --
                                                            --------    -------
Net cash provided by financing activities.................    10,510      7,588
                                                            --------    -------
NET INCREASE IN CASH AND CASH EQUIVALENTS.................     3,825      2,044
Cash and cash equivalents at beginning of period..........     1,958        647
                                                            --------    -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD................  $  5,783    $ 2,691
                                                            ========    =======

See accompanying notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                               SEPTEMBER 30, 1998

1. BASIS OF PRESENTATION

     The Company develops, manufactures and markets laser systems for applications in ophthalmology. Prior to June 26, 1997, the Company had also developed, manufactured and marketed lasers and air abrasive cavity preparation systems for use in dentistry. A substantial portion of the Company's revenues (80% for the first six months of 1997) were derived from the domestic and international sales of the Company's dental laser and air abrasive products.

     The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all material intercompany balances and transactions. Certain reclassifications have been made to prior year amounts in order to conform to the current presentation.

     The condensed consolidated financial data for the three and nine-month periods ended September 30, 1998 and 1997 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) that management of the Company believes to be necessary for fair presentation of the financial position and results of operations for the periods presented. Interim results are not necessarily indicative of results for the full year. The financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 1997 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

     The preparation of unaudited financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. NET LOSS PER COMMON SHARE

     Effective December 31, 1997, the Company adopted the Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128") and, accordingly, all prior periods have been restated. Basic earnings per share is computed as net income or loss divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. As of September 30, 1998 and 1997, common equivalent shares of 6,889,621 and 2,964,124, respectively, have been excluded from the shares used to calculate diluted earnings per share as their effect is anti-dilutive.

3. REVENUE RECOGNITION

     Revenues are recognized at time of shipment, net of any allowances for future obligations or trade-in rights. A provision for the estimated future cost of warranty is made at the time a sale is recorded.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                                  (UNAUDITED)
                               SEPTEMBER 30, 1998

4. INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out) or market and consisted of the following on the dates indicated:

                                              SEPTEMBER 30,    DECEMBER 31,
                                                  1998             1997
                                              -------------    ------------
                                                     (IN THOUSANDS)
Raw materials.............................        $ 210           $ 416
Work-in-process...........................           41             167
Finished goods............................          235             190
                                                  -----           -----
                                                    486             773
Less reserves.............................         (486)           (646)
                                                  -----           -----
Inventory, net............................        $  --           $ 127
                                                  =====           =====

5. COMPREHENSIVE INCOME

     The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS 130") effective January 1, 1998. This statement requires the disclosure of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as net income plus revenues, expenses, gains and losses that, under generally accepted accounting principles, are excluded from net income. The Company does not have any components of comprehensive income which are excluded from net income for the three and nine months ended September 30, 1998 and 1997 and, as such, no separate statement of comprehensive income has been presented.

6. ISSUANCE OF REDEEMABLE CONVERTIBLE NOTES

     In January 1998, the Company completed a private placement of convertible notes (convertible into the Company's common stock) with warrants, raising approximately $9,300,000. The promissory notes (the "Primary Notes") are convertible at any time, at the option of the holder. The notes bear a stated interest rate of 12%, payable-in-kind semi-annually (additional convertible notes) and convert at a price of $3.00 per share. The resulting discount of approximately $779,000 increased the effective interest rate and has been charged to interest expense in 1998. The effective interest rate, which includes the amortization of the fair value of the warrants, is approximately 26%. The Primary Notes have a maturity date of January 2001 and the Company has an option to extend the maturity date of the notes for an additional two years for additional warrant consideration. On July 15, 1998, the Company issued additional convertible notes in the amount of approximately $557,000 (the Secondary Notes) to the holders of the Primary Notes to fulfil its interest obligations pursuant to the terms of the Primary Notes. The Secondary Notes also bear interest at the rate of 12%, payable-in-kind semi-annually and contain the same features as the Primary Notes, including a maturity date of January 2001.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                                  (UNAUDITED)
                               SEPTEMBER 30, 1998

     Warrants to purchase 1,870,000 shares of the Company's common stock were issued as part of this private placement with an exercise price of $3.00 per share and an expiration date of January 2003. The warrants issued had a fair value of approximately $1.87 per warrant at the time of issuance. The fair value of these warrants has been reflected as additional consideration for the convertible notes, recorded as a discount on the debt and accreted as interest expense to be amortized over the life of the convertible notes.

     On September 29, 1998, the Company filed a Registration Statement on Form S-2 for the registration of 6,807,915 shares of its common stock, par value $0.001, to be sold by certain stockholders, noteholders and warrantholders of the Company (collectively, the "Selling Securityholders"). The Company will not receive any of the proceeds from the sale of the offered shares by the Selling Securityholders. These shares were acquired by the Selling Securityholders. These shares were acquired by the Selling Securityholders through warrant grants subsequent to October 1997 or an investment in the convertible notes with warrants the Company issued in January 1998.

7. SALE OF DENTAL ASSETS

     In June 1997, the Company completed the sale of the Company's assets associated with the Company's dental laser, air abrasive and composite curing systems (the "Dental Assets") to Lares Research. The purchase price paid for the Dental Assets was $5,500,000, consisting of $4,000,000 in cash paid at closing and $1,500,000 in the form of a promissory note, bearing interest at 8% per annum, with installments of $1,000,000 of principal plus accrued interest and $500,000 of principal plus accrued interest, due in June 2000 and June 2001, respectively (the "Lares Note"). Although the Company anticipates collecting interest and principal on the Lares Note, due to subordination of the Lares Note to Lares' Bank, collection is not reasonably assured and the Company intends to recognize proceeds from the sale and interest on the Lares Note as cash is received.

     Revenues from the dental business were $1,968,000 through June 1997. Cost of revenues were approximately $1,738,000, and operating expenses through June 1997 were $1,980,000. Interest expense and interest income were $11,000 and $10,000 respectively, through June 1997. The operating loss from the dental business and the gain on the sale of the dental business were $1,750,000 and $1,740,000 respectively, in 1997.

8. FACILITY LEASE

     In July 1998, the Company entered into a sublease for additional office space to accommodate the anticipated growth in the Company's operations. The sublease encompasses a facility of an approximately 55,000 square feet in Fremont, California. The Company is responsible for rent, property taxes and other expenses. The sublease term commenced on August 15, 1998 and is expected to run through April 7, 2004, and the total expected lease payments, excluding operating costs, will total approximately $5,359,000 through this period. The Company also leases a facility of approximately 10,400 square feet in Fremont, California and the lease expires on this property in January 2001.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                                  (UNAUDITED)
                               SEPTEMBER 30, 1998

9. NEW ACCOUNTING PRONOUNCEMENT

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for disclosure about operating segments in annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supersedes Statement of Financial Accounting Standards No. 14, Financial Reporting for Segments of a Business Enterprise. The new standard becomes effective for the Company's 1999 fiscal year, and requires that comparative information from earlier years be restated to conform to the requirements of this standard. The Company is evaluating the requirements of SFAS 131 and the effects, if any, on the Company's current reporting and disclosures.

10. LITIGATION

     Danville Manufacturing, Inc. (d.b.a. Danville Engineering) ("Danville") filed a suit in the Superior Court of California, County of Contra Costa, against the Company, claiming monetary damages for disputed invoices of approximately $200,000 and alleging misappropriation of intellectual property, the dollar amount of such claim has not yet been determined (Danville Manufacturing, Inc. d.b.a. Danville Engineering v. Sunrise Technologies International, Inc. C98-02123). The Company is vigorously defending against this lawsuit. The Company does not believe that the outcome of this matter will have a material adverse effect on the financial condition and results of operations of the Company. There can be no assurance, however, that the Company will prevail in its defense of the claims asserted by Danville.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                8,129,290 Shares

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                                  Common Stock

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                               February    , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company and the Selling Securityholders in connection with the sale of the Common Stock being registered. All amounts are estimates except the registration fee.

                                                        AMOUNT TO BE PAID
                                                        -----------------
SEC Registration Fee..................................     $ 15,826.91
Printing..............................................       25,000.00
Legal Fees and Expenses...............................       75,000.00
Accounting Fees and Expenses..........................       15,000.00
Blue Sky Fees and Expenses............................       15,000.00
Transfer Agent and Registrar Fees.....................        5,000.00
Miscellaneous.........................................        9,173.09
                                                           -----------
          Total.......................................     $160,000.00
                                                           ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "Delaware Law") grants corporations the right to limit or eliminate the personal liability of their directors in certain circumstances in accordance with provisions therein set forth. The Sunrise Certificate contains a provision eliminating director liability to the Company and its stockholders for monetary damages for breach of fiduciary duty as a director. The provision does not, however, eliminate or limit the personal liability of a director: (i) for any breach of such director's duty of loyalty to the Company or its stockholders;
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under the Delaware statutory provision making directors personally liable, for improper payment of dividends or improper stock purchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Company's Board protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above). As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Commission has taken the position that the provision will have no effect on claims arising under federal securities laws.

     Section 145 of the Delaware Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with the provisions therein set forth. The Company's By-laws provide that the corporation shall, subject to limited exceptions, indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware Law. The Company's By-laws provide further that the Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware Law. Such indemnification rights include reimbursement for expenses incurred by such director, executive officer, other officer, employee or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware Law.

     The Company has entered into agreements with certain of its directors and officers pursuant to which the Company has agreed to indemnify such directors and officers to the fullest extent permitted under applicable law. In addition, the Company has purchased insurance containing customary terms and conditions as permitted by law on behalf of its directors and officers, which may cover liabilities under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 16. EXHIBITS

EXHIBIT                           DESCRIPTION
-------                           -----------
  4       Instruments defining the rights of security holders
  4.1     Form of Rights Agreement, dated as of October 24, 1997,
          between the Company and ChaseMellon Shareholder Services,
          L.L.C., as rights agent(1)
  4.2     Form of U.S. Note and Warrant Purchase Agreement relating to the Regulation D private placement of 5% convertible notes due 1999 and warrants in February and March 1997(2)
  4.3     Form of Offshore Note and Warrant Purchase Agreement
          relating to the Regulation S private placement of 5%
          convertible notes due 1999 and warrants in March 1997(2)
  4.4     Form of 12% Subordinated Pay-In-Kind Note Due 2001(3)
  4.5     Form of Registration Rights Agreement(3)
  4.6     Form of 5% Convertible Subordinated Pay-In-Kind Note due
          2001(4)
  4.7     Form of Note and Warrant Purchase Agreement(4)
  4.8     Form of Warrant for the Purchase of Common Stock(4)
  4.9     Form of Registration Rights Agreement(4)
  5       Opinion Re Legality
  5.1     Opinion of Holleb & Coff as to the legality of the Offered
          Shares being registered
 23.1     Consent of PricewaterhouseCoopers L.L.P., Independent
          Accountants
 23.2     Consent of Ernst & Young LLP, Former Independent Auditors
 23.3     Consent of Holleb & Coff (included in Exhibit 5.1)
 24       Power of Attorney (Included on the Signature Page)

-------------------------
(1) Incorporated by reference from the registrant's Current Report on Form 8-K dated October 24, 1997 (File No. 0-17816)

(2) Incorporated by reference from the registrant's Current Report on Form 8-K dated March 12, 1997 (File No. 0-17816)

(3) Incorporated by reference from the registrant's Current Report on Form 8-K dated January 26, 1998 (File No. 0-17816)

(4) Incorporated by reference from the registrant's Current Report on Form 8-K dated January 1, 1999 (File No. 1-10428)

ITEM 17. UNDERTAKINGS

PURSUANT TO ITEM 512(a) OF REGULATION S-K

     The undersigned registrant hereby undertakes to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

PURSUANT TO ITEM 512(h) OF REGULATION S-K

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fremont, state of California, on February 23, 1999.

                                          SUNRISE TECHNOLOGIES INTERNATIONAL,
                                          INC.

                                          By:  /s/ C. RUSSELL TRENARY, III
                                             -----------------------------------
                                                   C. Russell Trenary, III
                                                President and Chief Executive
                                                           Officer

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints C. Russell Trenary and Timothy A. Marcotte, and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with authority to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments (including without limitation post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, necessary or advisable to enable the registrant to comply with the Securities Act and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such changes in this registration statement as the aforesaid attorney-in-fact deems appropriate.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: February 23, 1999                           /s/ C. RUSSELL TRENARY, III
                                     -----------------------------------------------------
                                                    C. Russell Trenary, III
                                        President, Chief Executive Officer and Director
                                                 (Principal Executive Officer)

Date: February 23, 1999                             /s/ TIMOTHY A. MARCOTTE
                                     -----------------------------------------------------
                                                      Timothy A. Marcotte
                                                    Chief Financial Officer
                                               (Principal Financial Officer and
                                          Principal Accounting Officer) and Director

Date: February 23, 1999                              /s/ JOSEPH D. KOENIG
                                     -----------------------------------------------------
                                                       Joseph D. Koenig
                                              Chairman of the Board and Director

Date: February 23, 1999                              /s/ R. DALE BOWERMAN
                                     -----------------------------------------------------
                                                       R. Dale Bowerman
                                                           Director

Date: February 23, 1999                         /s/ MICHAEL S. MCFARLAND, M.D.
                                     -----------------------------------------------------
                                                  Michael S. McFarland, M.D.
                                                           Director

                                 EXHIBIT INDEX

EXHIBIT                          DESCRIPTION
-------                          -----------
 4.1     Form of Rights Agreement, dated as of October 24, 1997,
         between the Company and ChaseMellon Shareholder Services,
         L.L.C., as rights agent(1)
 4.2     Form of U.S. Note and Warrant Purchase Agreement relating to the Regulation D private placement of 5% convertible notes due 1999 and warrants in February and March 1997(2)
 4.3     Form of Offshore Note and Warrant Purchase Agreement
         relating to the Regulation S private placement of 5%
         convertible notes due 1999 and warrants in March 1997(2)
 4.4     Form of 12% Subordinated Pay-In-Kind Note Due 2001(3)
 4.5     Form of Registration Rights Agreement(3)
 4.6     Form of 5% Convertible Subordinated Pay-In-Kind Note due
         2001(4)
 4.7     Form of Note and Warrant Purchase Agreement(4)
 4.8     Form of Warrant for the Purchase of Common Stock(4)
 4.9     Form of Registration Rights Agreement(4)
 5.1     Opinion of Holleb & Coff as to the legality of the Offered
         Shares being registered
23.1     Consent of PricewaterhouseCoopers L.L.P., Independent
         Accountants
23.2     Consent of Ernst & Young LLP, Former Independent Auditors
23.3     Consent of Holleb & Coff (included in Exhibit 5.1)
24       Power of Attorney (Included on the Signature Page)

-------------------------
(1) Incorporated by reference from the registrant's Current Report on Form 8-K dated October 24, 1997 (File No. 0-17816)

(2) Incorporated by reference from the registrant's Current Report on Form 8-K dated March 12, 1997 (File No. 0-17816)

(3) Incorporated by reference from the registrant's Current Report on Form 8-K dated January 26, 1998 (File No. 0-17816)

(4) Incorporated by reference from the registrant's Current Report on Form 8-K dated January 1, 1999 (File No. 1-10428)